IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM S-1 REGISTRATION STATEMENT OF NAUGATUCK VALLEY FINANCIAL CORPORATION IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

~~Amendment No. 1 to the~~

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Naugatuck Valley Financial Corporation (in organization)
Exact Name of Registrant as Specified in Charter

0001293413
Registrant CIK Number

Exhibit 99.1 to the Form S-1 Registration Statement
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-116627
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Naugatuck, State of Connecticut, on August 10, 2004.

NAUGATUCK VALLEY FINANCIAL CORPORATION
(in organization)

By:
John C. Roman
President and Chief Executive Officer

APPRAISAL UPDATE

Prepared for:

Naugatuck Valley Financial Corporation
and
Naugatuck Valley Savings and Loan

As Of:
August 5, 2004

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

APPRAISAL UPDATE

Prepared for:

Naugatuck Valley Financial Corporation

and

Naugatuck Valley Savings and Loan

As Of:

August 5, 2004

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426 (614) 766-1459 FAX
keller@ee.net

August 10, 2004

Board of Directors
Naugatuck Valley Savings & Loan
333 Church Street
Naugatuck, Connecticut 06770

To the Board:

We hereby submit an independent appraisal update ("Update") of the pro forma market value of the to-be-issued stock of Naugatuck Valley Financial Corporation (the "Corporation"), which is the mid-tier holding company of Naugatuck Valley Savings & Loan ("Naugatuck Valley" or the "Bank"), in response to a request from the Office of Thrift Supervision ("OTS"). The Corporation is a subsidiary of Naugatuck Valley Mutual Holding Company. Such stock is to be issued in connection with a minority stock offering by the Corporation, with Naugatuck Valley Mutual Holding Company to own 55 percent of the Corporation. This Update of the Corporation's pro forma market value as of August 5, 2004, was prepared after a review of our original appraisal report as of May 21, 2004, ("Original Appraisal") and is being submitted to the OTS as an update of the Original Appraisal.

This Update is based on conversations with the management of Naugatuck Valley and the law firm of Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to current market conditions, the recent performance and future performance of Naugatuck Valley and the recent performance of publicly-traded thrift institutions, including those institutions in Naugatuck Valley's comparable group, and recently converted thrift institutions. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in Naugatuck Valley's city, county and market area revealed no institutions involved in such activity, as indicated in Exhibit 1.

We have recognized a reinvestment rate of 1.25 percent before taxes in this Update, the same rate indicated in the Original Appraisal, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on Naugatuck Valley's June 30, 2004, financials and using the stock prices of publicly-traded thrift institutions as of August 5, 2004. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 6 identifies the Bank's comparable group and provides comparative operating and financial data on Naugatuck Valley and the comparable group institutions.

Exhibit 7 provides a summary of publicly-traded thrift conversions since January 1, 2003, and the relative movement of their share prices. For the nineteen conversions completed from January 1, 2003, to August 5, 2004, including nine mutual holding companies, the average percentage price change one day after IPO in 2003 was a positive 46.82 percent with a median of 58.50 percent, from a low of 15.10 percent to a high of 69.90 percent. The average percentage price change one day after IPO to date in 2004 has been a much lower 22.36 percent with a median of 22.50 percent, from a low of (0.50) percent to a high of 51.70 percent. The average percentage price changes one week after IPO for those nineteen conversions were a similar 47.17 percent and 23.64 percent in 2003 and 2004 to date, respectively. It should be noted that of the eleven conversions completed since January 1, 2004, two were trading at prices lower than their IPO prices one month after IPO and two additional 2004 conversions were trading below their first day prices one month after IPO.

As presented in Exhibit 8, since May 21, 2004, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Naugatuck Valley's comparable group, all publicly-traded, FDIC-insured thrifts in the United States ("all thrifts") and all FDIC-insured thrifts traded on NASDAQ. The average price to net earnings multiple for the comparable group increased by 6.97 percent, while the average price to core earnings multiple for the comparable group increased by 5.34 percent from 17.78 times earnings to 18.73 times earnings during that period. The average market price to book value ratio for all thrifts increased by 0.66 percent from 146.90 percent at May 21, 2004, to 147.87 percent at August 5, 2004, and increased 3.26 percent from 120.40 percent to 124.33 percent for the comparable group. The average price to assets ratio decreased from 14.70 percent to 14.32 percent for all thrifts and decreased from 13.65 percent to 13.38 percent for the comparable group for the same time period. Exhibit 8 also presents the values, numerical changes and percentage changes of the SNL Thrift Index, the Dow Jones Industrial Average (DJIA) and the Standard and Poors 500 (S & P 500) as of May 21, 2004, and August 5, 2004. As indicated, from May 21, 2004, to August 5, 2004, the SNL Thrift Index decreased 3.31 percent, while the DJIA decreased 0.87 percent and the S & P decreased 1.18 percent. The trend in the market price of thrift stocks since the Original Appraisal indicates a 3.04 percent decrease in the average price per share for all publicly-traded thrifts and an increase of 2.67 percent for the comparable group.

Exhibit 9 presents detailed market, pricing and financial ratios for Naugatuck Valley, all thrifts, the two publicly-traded Connecticut thrifts and the comparable group as of August 5, 2004.

Exhibit 10 provides Naugatuck Valley's June 30, 2004, assets and equity, which are different from those used in the Original Appraisal. The Bank had assets of $253,653,000 and equity of

$21,577,000 at June 30, 2004, and net and core income after taxes of $1,663,000 and $1,621,000, respectively, for the twelve months ended June 30, 2004. This Update recognizes and incorporates such current assets, equity and earnings.

The trend in the market price of thrift stocks since the Original Appraisal indicates a $0.59 or 2.67 percent increase in the average price per share of the ten comparable group institutions. Of those ten institutions, six experienced decreases in their price per share and four experienced increases, dominated by a 19.0 percent increase for one institution. As previously detailed, the pricing ratios also demonstrated varying movement since May 21, 2004. From May 21, 2004, to August 5, 2004, the comparable group's average price to core earnings multiple increased by 5.34 percent, and its average price to book value ratio increased by 3.26 percent.

This Update is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group and of the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios. This Update incorporates four adjustments as shown below with no adjustments made for the remaining items of Market Area, Financial Condition, Liquidity of the Stock, Management and Marketing of the Issue.

	Original Appraisal	Update
Earnings Performance	Downward	Upward (1)
Asset, Loan and Deposit Growth	Downward	None
Dividend Payments	Downward	None
Subscription Interest	Upward	None

(1) The adjustment is focused on the Bank's planned use of proceeds in large measure for its branch expansion and the potential of this expansion to increase earnings in the future.

In our opinion, a 15.0 percent upward adjustment to the pro forma midpoint value of the Corporation is warranted at this time, based on all the foregoing factors, current market conditions and Naugatuck's planned expansion and effective use of proceeds.

This updated valuation of the Corporation is based on the following valuation ratios as of August 5, 2004:

Price to earnings multiple:	
Midpoint	31.11x
Super maximum	39.90x
Price to core earnings multiple:	
Midpoint	31.89x
Super maximum	40.80x
Price to book value ratio:	
Midpoint	77.59%
Super maximum	83.30%
Price to assets ratio:	
Midpoint	18.83%
Super maximum	23.44%

As indicated above, at the midpoint, the price to book value ratio increased from 74.91 percent at May 21, 2004, to 77.59 percent as of August 5, 2004; the price to net earnings multiple increased from 27.22 to 31.11; the price to core earnings multiple increased from 28.17 to 31.89; and the price to assets ratio increased from 17.43 percent to 18.83 percent as of August 5, 2004. At the super maximum, the price to book value ratio increased from 81.08 percent at May 21, 2004, to 83.30 percent as of August 5, 2004; the price to net earnings multiple increased from 35.55 to 39.90; the price to core earnings multiple increased from 36.69 to 40.80; and the price to assets ratio increased from 21.93 percent to 23.44 percent as of August 5, 2004.

Exhibit 15 details the fully converted pricing ratio premium or discount applied to the comparable group to determine the value of the Corporation. The midpoint discount from the comparable group average price to book value ratio was 37.59 percent at August 5, 2004, lower than the discount of 37.78 percent at May 21, 2004. The price core earnings multiple premium at the midpoint increased from 58.43 percent to 70.25 percent during that time period. The midpoint premium of 27.74 percent in the price to assets ratio at May 21, 2004, increased to a premium of 40.71 percent. At August 5, 2004, the super maximum price to book value ratio discount was 33.00 percent, the price to core earnings multiple premium was 117.83 percent and the price to assets ratio premium was 75.23 percent.

As indicated in the Prospectus, at or for the three months ended March 31, 2004, based on the minority shares to be sold in the offering, representing 45 percent of the total number of shares to be issued, and the actual net proceeds of the offering, the price to book value ratio will range from

116.41 percent at the minimum to 146.63 percent at the super maximum; and the price to core earnings multiple will range from 27.78 times earnings at the minimum to 41.67 times earnings at the super maximum.

The valuation range in the Original Appraisal indicated a fully converted midpoint value of $50,000,000, with a minimum of $42,500,000, a maximum of $57,500,000, and a super maximum of $66,125,000. In our opinion, based on Naugatuck Valley's June 30, 2004, financials, the pricing ratios and price fluctuation of the Bank's comparable group, current pricing ratios and trends in the market since the Original Appraisal and the revised adjustments relative to the comparable group indicated previously, the fully converted midpoint value of the Corporation as of August 5, 2004, is $57,500,000, with a minimum of $48,875,000, a maximum of $66,125,000, and a super maximum of $76,043,750, representing 4,887,500 shares, 5,750,000 shares, 6,612,500 shares and 7,604,375 shares at $10.00 per share at the minimum, midpoint, maximum and super-maximum, respectively.

The fully converted pro forma market value or appraised value of the Corporation is $57,500,000 at the midpoint as of August 5, 2004.

Sincerely,

KELLER & COMPANY, INC.

[In accordance with Rule 202 of Regulation S-T, the exhibits to this Conversion Valuation Appraisal Report Update are being filed in paper pursuant to a continuing hardship exemption.]

EXHIBIT 1

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF NAUGATUCK VALLEY SAVINGS BANK

NONE

EXHIBIT 2

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	18.900	26.000	18.300	-0.53	2.72	1.00	262.32	0.28	20.11	78.64	7.21	20.11
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	16.000	17.000	12.300	-5.60	-4.53	NA	NA	NA	NA	NA	NA	NA
SRNN	Southern Banc Co	AL	OTC BB	17.300	20.000	15.100	1.78	3.28	0.70	114.83	0.35	25.82	86.83	15.07	26.92
SCBS	Southern Community Bancshares	AL	Pink Sheet	10.000	10.750	5.500	0.00	81.82	NA	NA	NA	NA	NA	NA	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	16.500	18.750	14.000	0.30	-3.51	-0.78	190.20	0.60	NM	105.43	8.56	NM
FFBH	First Federal Bancshares of AR	AR	NASDAQ	20.160	21.500	16.425	0.90	2.08	1.41	131.19	0.36	15.04	141.77	15.37	15.04
HCBB	HCB Bancshares Inc.	AR	NASDAQ	18.350	20.130	16.000	-0.43	0.84	0.38	157.62	0.36	52.43	93.06	11.64	53.81
PFSL	Pocahontas Bancorp Inc	AR	NASDAQ	17.010	18.110	12.500	-0.82	0.06	1.26	156.00	0.32	13.83	156.46	10.90	19.41
BYFC	Broadway Financial Corp.	CA	NASDAQ	11.750	15.000	11.010	2.09	-11.39	0.98	169.12	0.16	12.77	138.64	6.99	12.73
CCBI	Commercial Capital Bancorp	CA	NASDAQ	20.180	23.980	9.120	17.05	26.52	0.93	89.29	0.00	23.47	183.98	22.60	24.77
DSL	Downey Financial Corp.	CA	NYSE	53.070	55.490	39.740	1.47	8.33	3.21	508.52	0.38	16.53	157.48	10.44	14.44
FPTB	First PacTrust Bancorp Inc	CA	NASDAQ	23.000	24.326	19.530	2.77	12.97	1.04	141.61	0.34	22.33	123.79	14.57	22.42
FED	FirstFed Financial Corp.	CA	NYSE	44.860	49.050	36.550	5.43	9.28	3.83	336.76	0.00	12.03	167.45	13.32	12.03
GDW	Golden West Financial	CA	NYSE	106.780	116.910	82.250	-0.61	1.14	7.81	609.88	0.39	13.90	248.39	17.51	14.25
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.650	18.000	11.800	-0.66	-0.30	1.51	181.14	0.27	11.48	177.69	8.71	12.75
NDE	IndyMac Bancorp Inc.	CA	NYSE	32.290	37.440	22.170	1.64	-2.71	2.81	254.32	0.90	11.96	168.87	12.70	NA
MLGF	Malaga Financial Corporation	CA	OTC BB	11.750	14.286	8.524	-12.96	3.07	NA	NA	NA	13.82	NA	NA	NA
PPBI	Pacific Premier Bancorp	CA	NASDAQ	10.870	15.250	6.710	5.43	0.00	1.50	68.36	0.00	10.25	162.72	15.90	11.97
PFB	PFF Bancorp Inc.	CA	NYSE	35.260	40.950	27.571	-5.70	-7.82	2.62	217.11	0.72	13.99	183.17	16.24	14.69
PROV	Provident Financial Holdings	CA	NASDAQ	23.000	26.000	19.867	0.97	-3.77	2.24	186.00	0.33	11.00	148.29	12.36	11.00
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	54.720	56.500	38.900	-0.24	0.31	3.24	297.86	1.00	17.48	225.56	18.37	16.94
SNLS	San Luis Trust Bank FSB	CA	OTC BB	13.000	17.250	4.200	-15.31	-5.80	NA	NA	NA	NA	NA	NA	NA
UPFC	United PanAm Financial Corp.	CA	NASDAQ	16.670	19.640	14.200	-5.50	7.90	0.98	104.19	0.00	20.33	241.43	16.00	21.02
WES	Westcorp	CA	NYSE	41.150	46.600	32.060	-9.68	-9.28	3.36	269.37	0.54	12.43	174.03	14.22	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	21.000	34.500	21.000	-8.70	-28.21	2.28	214.67	0.50	15.00	103.58	9.78	9.86
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	12.000	13.900	8.000	-1.64	6.01	0.92	266.37	0.00	19.05	105.45	4.50	NA
NABC	NewAlliance Bancshares Inc.	CT	NASDAQ	13.800	15.720	12.920	-2.54	0.36	NA	55.98	0.00	NA	112.29	24.64	NA
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	27.500	29.850	23.181	-4.51	-5.17	1.81	173.66	0.82	14.86	217.56	15.83	NA
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	20.400	25.490	17.200	0.49	-2.11	-1.71	129.75	0.00	NM	158.44	15.72	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	50.230	52.310	41.450	3.10	5.35	3.25	342.07	0.21	16.15	198.30	14.68	16.67
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.890	19.750	13.400	-1.69	15.47	1.10	90.81	0.13	15.12	244.10	19.80	19.27
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	27.170	30.250	19.200	3.98	2.80	1.59	275.35	0.00	18.23	176.99	9.88	18.25
BFCF	BFC Financial Corp.	FL	NASDAQ	9.210	14.000	4.280	-21.21	-17.77	0.49	238.65	0.00	20.93	211.77	3.86	48.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FDT	Federal Trust Corp.	FL	AMEX	7.800	8.250	5.790	2.63	-3.35	0.44	72.46	0.06	16.60	185.27	10.55	18.39
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	26.880	30.950	24.260	8.69	1.01	1.70	187.35	0.52	16.19	180.16	14.34	16.19
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	34.000	38.450	22.250	-4.01	0.98	1.32	224.89	0.40	26.36	272.00	15.12	25.68
FCFL	First Community Bank Corp	FL	NASDAQ	20.900	28.190	11.800	5.03	-0.48	0.90	103.32	0.00	NA	201.64	20.23	25.24
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	29.090	31.500	25.290	6.40	4.90	1.75	108.97	0.61	17.01	249.06	26.69	17.75
EBDC	Ebank Financial Services Inc.	GA	OTC BB	1.050	2.000	0.850	-19.23	6.06	-0.36	35.88	0.00	NM	177.36	3.09	NM
NTBK	NetBank Inc.	GA	NASDAQ	10.270	14.830	9.920	-1.72	-5.78	0.92	110.89	0.08	11.29	111.39	9.27	11.86
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.220	25.240	19.400	1.18	4.81	1.54	164.57	0.35	14.81	116.34	13.51	14.70
CASH	First Midwest Financial Inc.	IA	NASDAQ	21.810	24.750	19.700	-7.19	-3.07	1.72	304.24	0.52	12.98	112.89	7.17	15.44
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	14.550	18.000	13.250	-2.35	-4.59	1.68	124.81	0.22	8.87	98.73	11.66	9.76
FFFD	North Central Bancshares Inc.	IA	NASDAQ	36.630	39.250	34.020	-2.84	-4.36	3.50	288.09	0.92	11.03	138.86	12.71	11.03
AFBA	Allied First Bancorp Inc	IL	OTC BB	14.750	18.100	13.250	0.00	-7.81	0.89	229.05	0.00	16.57	80.18	6.44	16.68
BPLS	BankPlus FSB	IL	OTC BB	17.320	20.000	15.500	0.00	0.12	NA	NA	0.00	NA	NA	NA	NA
CFS'L	Chesterfield Financial Corp	IL	NASDAQ	30.760	31.250	21.140	-0.52	11.25	0.57	93.47	0.32	55.93	159.46	32.92	55.93
CFSB	Citizens First Financial Corp.	IL	NASDAQ	23.500	28.500	19.999	1.42	-3.85	1.05	223.11	0.40	23.98	104.63	10.54	24.21
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	NA	NA	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.34
EFC	EFC Bancorp Inc.	IL	AMEX	25.900	28.490	19.400	10.17	-3.38	1.66	204.37	0.60	18.50	151.20	12.68	17.61
FBTC	First BancTrust Corp.	IL	NASDAQ	11.800	13.750	10.575	-5.30	-10.64	0.74	91.54	0.20	16.62	108.66	12.89	17.82
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	26.600	36.000	26.600	-2.60	-19.49	1.32	256.92	0.44	21.80	148.02	10.36	NA
GTPS	Great American Bancorp	IL	NASDAQ	24.000	36.750	24.000	-28.36	-26.74	1.58	213.96	0.44	16.67	103.94	11.22	16.67
HMKF	Hemlock Federal Financial Corp	IL	Pink Sheet	28.250	31.750	26.500	0.89	-2.08	1.81	326.81	0.66	16.72	115.64	8.20	24.10
MAFB	MAF Bancorp Inc.	IL	NASDAQ	39.740	44.950	37.290	-6.49	-7.24	3.22	286.97	0.78	12.70	143.26	13.85	13.12
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	40.000	40.000	30.300	7.38	6.67	2.80	412.13	0.68	14.29	126.94	9.71	15.11
NBSI	North Bancshares Inc.	IL	NASDAQ	24.100	24.100	12.750	7.21	12.09	0.16	116.77	0.32	NM	209.02	20.64	158.99
PFED	Park Bancorp Inc.	IL	NASDAQ	30.750	35.050	26.220	-2.32	0.42	2.41	235.26	0.60	13.91	110.02	12.14	NA
PEKS	Progressive Bancorp Inc.	IL	OTC BB	37.500	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
RFBK	Rantoul First Bank SB	IL	Pink Sheet	15.750	24.000	12.400	-4.55	-10.00	-3.35	167.57	0.00	NM	124.90	9.40	NM
UMBR	Umbrella Bancorp Inc.	IL	OTC BB	1.500	5.100	0.510	50.00	-25.00	NA	NA	NA	NA	NA	NA	NA
AMFC	AMB Financial Corp	IN	NASDAQ	16.000	19.360	13.120	-5.88	-8.57	1.09	158.27	0.22	16.00	121.58	10.11	17.24
ASBI	Ameriana Bancorp	IN	NASDAQ	15.040	18.000	13.000	2.38	-6.64	0.68	135.71	0.64	22.45	120.13	11.08	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.500	7.000	4.510	-6.78	-9.98	0.13	59.31	0.00	42.31	112.73	9.27	107.21
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.000	15.200	12.440	-2.99	-7.80	0.28	119.74	0.44	50.00	103.42	10.86	55.02
CSFC	City Savings Financial Corp	IN	OTC BB	24.000	29.450	20.000	-4.00	-11.93	2.77	266.94	0.25	8.96	112.79	8.92	10.17

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
DSFN	DSA Financial Corp.	IN	OTC BB	9.500	11.000	7.369	5.67	5.67	NA	NA	NA	NA	NA	NA	NA
FFWC	FFW Corp.	IN	NASDAQ	22.100	26.120	19.260	-5.96	-5.96	1.88	186.66	0.64	11.95	125.55	11.84	12.14
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.680	2.550	1.320	6.33	-3.45	0.02	17.52	0.00	NM	118.31	9.58	110.30
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	19.900	23.400	19.050	0.70	1.79	0.85	145.78	0.56	NM	105.71	13.65	23.03
FCAP	First Capital Inc.	IN	NASDAQ	20.990	25.000	18.750	-3.32	-10.68	1.31	147.09	0.58	16.66	133.23	14.27	18.02
HFSK	HFS Bank FSB	IN	Pink Sheet	11.250	14.000	11.000	-13.46	-8.16	0.90	124.99	0.40	12.93	105.34	9.00	12.50
HBBI	Home Building Bancorp	IN	OTC BB	24.000	24.500	19.500	0.00	4.30	1.41	202.35	0.42	17.02	91.32	11.86	17.02
HWEN	Home Financial Bancorp	IN	NASDAQ	5.600	6.400	4.790	-10.97	-1.75	0.25	44.04	0.12	22.40	107.49	12.72	16.12
LNCB	Lincoln Bancorp	IN	NASDAQ	18.750	21.520	18.120	1.08	2.52	0.87	131.18	0.51	22.59	103.14	14.30	21.96
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.750	22.450	16.500	-6.48	-13.46	1.59	175.61	0.56	11.38	93.52	10.11	12.86
LSBI	LSB Financial Corp.	IN	NASDAQ	23.050	28.000	22.000	-5.34	-9.54	2.27	251.41	0.54	10.62	107.01	9.03	10.65
MFBC	MFB Corp.	IN	NASDAQ	28.560	35.000	25.820	-7.12	-9.33	2.08	321.98	0.46	14.42	106.29	8.87	14.06
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	22.420	29.210	20.840	3.41	-3.32	1.53	165.34	0.45	15.15	120.33	13.56	NA
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	20.500	22.930	18.120	-6.61	-3.71	1.16	153.35	0.55	17.98	113.45	13.37	18.25
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	33.000	35.000	28.150	-3.08	1.54	2.16	190.17	1.21	15.28	214.70	17.36	15.78
PFDC	Peoples Bancorp	IN	NASDAQ	22.900	28.000	21.600	-5.49	-8.40	1.55	147.24	0.67	16.13	120.34	15.55	15.07
PBNC	PFS Bancorp Inc.	IN	NASDAQ	22.500	22.860	16.860	9.22	16.46	0.61	82.30	0.30	36.89	122.62	27.34	36.89
RIVR	River Valley Bancorp	IN	NASDAQ	21.500	30.250	19.050	0.19	-3.37	1.58	159.35	0.67	14.24	157.86	13.50	NA
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	6.750	13.350	5.650	5.97	9.40	-7.91	160.63	0.26	NM	97.83	4.20	NM
TDCB	Third Century Bancorp	IN	OTC BB	11.250	11.500	10.900	0.90	NA	NA	NA	NA	NA	NA	NA	NA
UCBC	Union Community Bancorp	IN	NASDAQ	18.000	19.600	16.150	0.95	2.27	1.04	131.56	0.60	17.65	105.51	13.68	17.65
FFSL	First Independence Corp	KS	Pink Sheet	19.000	19.000	15.750	2.70	0.26	1.21	179.14	0.56	15.83	113.23	10.61	15.83
FIFG	1st Independence Finl Group	KY	NASDAQ	19.250	25.000	17.320	5.83	2.07	0.80	146.89	0.60	24.06	110.54	13.12	24.52
CKFB	CKF Bancorp Inc.	KY	NASDAQ	19.000	20.000	12.000	17.57	22.50	1.24	103.28	0.48	15.83	177.06	18.40	15.83
CFBC	Community First Bancorp Inc	KY	OTC BB	14.690	20.000	12.100	-2.07	-2.13	NA	170.32	0.00	NA	102.89	8.63	NA
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	23.810	25.780	19.500	2.67	7.01	0.81	108.93	1.12	30.92	170.56	21.85	30.92
HFBC	HopFed Bancorp Inc	KY	NASDAQ	16.650	18.500	16.000	2.21	-2.06	1.10	160.45	0.48	15.28	130.28	10.38	16.43
FPBF	FPB Financial Corp.	LA	OTC BB	23.000	23.000	19.250	6.88	0.00	1.87	338.90	0.68	NA	90.87	6.79	12.71
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.250	22.000	15.100	0.00	1.56	0.55	114.32	0.35	29.55	79.71	14.21	29.55
GSLA	GS Financial Corp.	LA	NASDAQ	18.000	20.000	18.000	-9.04	-8.86	0.38	167.85	0.40	40.91	76.89	10.72	NM
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	11.500	14.250	11.350	-4.17	-9.80	NA	NA	NA	NA	NA	NA	NA
TSH	Teche Holding Co.	LA	AMEX	38.750	41.500	31.500	1.31	11.67	2.66	255.26	0.74	15.69	152.02	15.19	15.96
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	35.890	39.200	29.960	-6.15	6.97	2.02	220.75	0.48	19.83	172.63	16.26	23.32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
BFD	BostonFed Bancorp Inc.	MA	AMEX	38.300	39.990	28.900	-3.19	18.41	1.28	368.43	0.64	31.39	181.34	10.40	34.39
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	14.250	16.250	13.750	-3.28	-0.90	0.30	27.26	0.74	49.14	141.23	52.30	53.24
CEBK	Central Bancorp Inc.	MA	NASDAQ	31.250	38.000	26.000	-9.10	-14.97	1.36	305.03	0.48	23.32	122.02	10.24	25.01
HIFS	Hingham Instit. for Savings	MA	NASDAQ	41.770	44.969	35.820	1.26	2.50	2.81	252.76	0.91	15.08	206.17	16.52	15.22
LSBX	LSB Corp.	MA	NASDAQ	17.500	18.250	15.000	9.31	4.85	1.43	110.58	0.50	12.68	132.28	15.82	NA
MASB	MASSBANK Corp.	MA	NASDAQ	34.260	44.270	31.600	0.03	-3.14	1.73	223.16	0.96	20.15	139.78	15.35	23.44
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	19.590	21.000	12.533	8.89	15.25	0.93	104.68	0.40	21.77	227.00	18.72	23.73
MYST	Mystic Financial Inc.	MA	NASDAQ	37.850	39.500	21.870	18.24	18.68	1.29	280.78	0.42	31.02	208.65	12.66	35.23
WRO	Woronoco Bancorp Inc.	MA	AMEX	36.100	40.500	25.450	1.12	11.76	1.69	240.16	0.73	22.85	168.46	15.03	23.29
ABKD	American Bank Holdings Inc.	MD	OTC BB	7.750	8.100	6.800	0.00	1.97	0.69	122.32	0.00	11.74	98.30	6.34	11.14
BUCS	BUCS Financial Corp	MD	OTC BB	25.750	26.770	20.000	-0.98	-3.20	1.18	303.72	0.00	22.01	102.00	8.48	22.17
SVBI	Severn Bancorp Inc.	MD	NASDAQ	35.000	35.000	24.050	27.23	23.59	2.77	143.97	0.36	12.11	282.20	24.31	12.64
WSB	Washington Savings Bank FSB	MD	AMEX	10.440	11.090	8.740	3.37	14.73	1.22	64.50	0.20	9.76	162.87	16.18	9.84
NBN	Northeast Bancorp	ME	AMEX	18.700	20.500	16.570	-3.21	-2.80	1.47	204.49	0.34	12.90	125.93	9.15	13.53
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	21.490	24.470	20.100	-8.55	-8.82	1.42	154.65	0.35	15.24	112.43	13.90	15.60
FBC	Flagstar Bancorp Inc.	MI	NYSE	19.840	28.110	18.000	-0.20	-5.03	3.40	195.71	0.80	6.18	170.89	10.14	6.18
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	14.400	17.210	12.570	2.42	5.88	0.19	85.30	0.20	NM	92.33	16.88	75.74
STBI	Sturgis Bancorp	MI	NASDAQ	14.300	15.870	10.750	-1.38	8.75	0.80	104.88	0.36	19.59	137.01	13.66	17.91
FFHH	FSF Financial Corp.	MN	NASDAQ	34.600	34.900	28.010	-0.48	22.70	1.87	214.05	1.30	19.55	157.13	15.88	20.41
HMNF	HMN Financial Inc.	MN	NASDAQ	25.670	28.190	19.540	-4.04	2.48	2.53	205.10	0.80	10.56	141.04	12.52	10.90
MIVI	Mississippi View Holding Co	MN	Pink Sheet	18.500	19.250	18.000	1.37	-3.90	3.83	157.61	0.08	5.41	88.05	11.74	5.41
REDW	Redwood Financial Inc.	MN	Pink Sheet	20.000	21.250	17.000	0.00	6.11	NA	NA	NA	NA	NA	NA	NA
WEFC	Wells Financial Corp.	MN	NASDAQ	25.000	34.790	22.160	-7.24	4.17	2.74	194.94	0.82	10.96	102.75	12.82	9.33
CCFC	CCSB Financial Corp.	MO	OTC BB	13.990	18.180	12.550	2.87	-1.13	0.00	88.98	0.00	NM	95.36	15.72	NM
FBSI	First Bancshares Inc	MO	NASDAQ	19.760	22.150	16.660	-3.56	-2.89	1.36	161.80	0.16	13.92	118.25	12.21	15.53
LXMO	Lexington B&L Financial Corp.	MO	OTC BB	22.000	22.000	17.850	8.64	8.64	NA	NA	NA	NA	NA	NA	NA
NASB	NASB Financial Inc	MO	NASDAQ	35.700	44.500	28.750	-15.20	-7.44	3.06	157.55	1.39	11.70	228.85	22.65	11.94
PULB	Pulaski Financial Corp.	MO	NASDAQ	17.690	20.439	14.250	-0.28	-4.33	1.05	103.45	0.27	18.05	250.92	17.10	19.72
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	15.500	17.500	12.750	-1.59	-3.00	1.27	138.51	0.36	12.80	134.55	11.20	12.55
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.700	15.250	12.400	-3.42	-3.57	0.36	66.55	0.25	35.28	133.12	19.07	50.83
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	36.000	37.500	31.650	0.00	1.41	1.62	196.06	1.66	NA	118.05	18.36	NA
KSAV	KS Bancorp Inc.	NC	OTC BB	21.000	25.000	17.750	1.50	0.00	1.01	172.94	0.80	22.34	133.66	12.14	21.60
MTUC	Mutual Community Savings Bank	NC	OTC BB	11.900	13.500	9.700	1.28	22.68	-0.54	258.48	0.00	NM	57.16	4.60	NM

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

				PER SHARE									PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SSFC	South Street Financial Corp.	NC	NASDAQ	10.000	10.950	9.130	-1.86	0.10	0.38	69.30	0.40	26.32	119.99	14.43	26.32
AFSF	AFS Financial Corp.	ND	OTC BB	60.000	NA	NA	0.00	0.00	NA	NA	NA	NA	415.51	34.45	NA
CFB	Commercial Federal Corp	NE	NYSE	26.250	28.480	21.890	-2.74	0.23	1.93	293.79	0.49	13.82	139.33	8.94	9.76
TONE	TierOne Corp.	NE	NASDAQ	20.400	25.370	19.770	-2.90	-6.85	1.28	161.13	0.10	16.45	108.32	12.66	17.33
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	29.300	35.689	24.000	-7.72	-4.62	2.97	291.46	0.81	10.17	148.35	10.05	10.60
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	16.500	18.000	12.847	-5.71	-2.94	1.24	182.34	0.08	14.10	125.61	9.05	17.45
FMCO	FMS Financial Corp.	NJ	NASDAQ	17.000	20.500	13.150	1.49	-0.29	1.12	190.77	0.12	15.32	169.09	8.91	15.54
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	22.350	28.000	21.300	-4.24	0.31	NA	NA	NA	15.74	216.99	18.89	15.31
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	22.010	29.600	18.300	-4.72	-11.07	1.61	129.39	0.82	13.76	206.09	17.01	13.76
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	31.060	36.950	27.800	-4.99	4.05	1.78	280.24	0.40	18.60	178.10	11.08	18.30
PFS	Provident Financial Services	NJ	NYSE	17.020	21.550	15.910	-2.52	-8.98	0.64	71.53	0.22	26.59	125.24	23.79	27.53
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	10.090	11.500	6.876	-0.39	2.44	0.33	64.26	0.04	30.58	120.32	15.70	NA
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.560	14.740	10.170	-4.78	-0.37	0.96	152.48	0.00	18.14	116.73	8.89	15.50
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	21.000	25.980	17.000	-6.67	-6.67	1.44	208.43	0.47	15.22	129.86	10.08	15.20
AF	Astoria Financial Corp.	NY	NYSE	34.630	42.550	27.400	-3.30	-4.60	2.69	290.72	0.94	13.07	182.17	11.19	13.05
ALFC	Atlantic Liberty Financial	NY	NASDAQ	18.200	20.900	16.480	2.48	-1.57	0.90	108.68	0.21	20.45	115.76	16.75	20.45
CNY	Carver Bancorp Inc.	NY	AMEX	18.650	26.500	17.150	-6.75	-12.24	2.03	241.33	0.20	10.03	101.91	7.76	10.64
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	16.000	21.513	15.333	-9.14	-8.10	1.40	93.01	0.50	11.85	221.61	17.21	12.26
ESBK	Elmira Savings Bank	NY	NASDAQ	29.500	33.349	25.455	-3.31	7.10	2.21	288.88	0.89	13.59	159.72	10.29	14.33
FNFG	First Niagara Finl Group	NY	NASDAQ	12.370	15.900	11.490	3.08	-3.13	0.60	60.06	0.28	20.82	108.00	19.52	19.82
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.310	19.500	13.467	-3.24	0.00	1.31	105.48	0.32	13.74	221.92	16.40	13.74
GPT	GreenPoint Financial Corp	NY	NYSE	39.970	47.300	28.850	-0.05	0.15	3.61	196.80	1.08	10.69	244.46	18.49	10.75
HRBT	Hudson River Bancorp	NY	NASDAQ	17.570	21.440	13.700	2.63	-2.01	1.17	85.76	0.31	15.56	187.71	20.50	NA
ICBC	Independence Cmnty Bank Corp.	NY	NASDAQ	37.000	41.580	31.670	1.20	-0.64	2.94	216.06	0.82	13.26	143.52	17.12	13.37
NYB	New York Community Bancorp	NY	NYSE	19.050	35.570	17.620	1.22	-26.45	1.57	91.07	0.82	12.53	162.88	20.53	10.61
PRTRD	Partners Trust Financial	NY	NASDAQ	9.670	21.275	9.350	-3.29	-28.50	0.48	48.28	0.23	20.57	151.33	20.03	19.79
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.140	12.420	7.982	-1.65	3.53	0.27	44.97	0.40	42.65	128.94	24.78	47.74
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	13.230	17.350	12.510	1.07	-0.68	0.53	72.88	0.23	25.94	132.83	18.16	25.94
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.400	14.250	11.760	-4.91	-4.54	0.73	38.40	0.60	16.99	428.65	32.29	19.99
WSBI	Warwick Community Bancorp	NY	NASDAQ	32.450	35.300	28.170	1.15	3.84	0.72	165.97	0.60	48.43	194.40	19.55	51.54
ASBP	ASB Financial Corp.	OH	NASDAQ	24.250	29.240	19.250	1.29	-7.48	1.21	97.53	0.56	20.55	233.44	24.86	21.75
CAFI	Camco Financial Corp.	OH	NASDAQ	14.550	18.510	12.630	1.32	3.93	0.65	145.23	0.58	22.38	116.77	10.02	NA
GCFC	Central Federal Corp.	OH	NASDAQ	11.800	18.000	10.700	-19.95	-12.14	-0.94	63.24	0.36	NM	128.96	18.66	NM

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CIBI	Community Investors Bancorp	OH	NASDAQ	13.000	17.000	12.710	-11.56	-9.72	0.84	110.80	0.34	16.25	106.44	11.73	16.25
FFDF	FFD Financial Corp.	OH	NASDAQ	16.270	16.500	13.000	16.21	9.05	0.72	113.14	0.41	28.05	114.75	14.38	23.93
FDEF	First Defiance Financial	OH	NASDAQ	24.250	30.650	20.530	9.23	1.89	2.00	169.86	0.75	12.76	123.10	14.28	13.52
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	13.010	15.000	7.510	56.37	47.17	0.57	78.57	0.24	24.09	191.32	16.98	24.09
FFHS	First Franklin Corp.	OH	NASDAQ	18.850	21.480	15.260	-0.74	3.01	0.80	168.61	0.32	24.80	127.62	11.18	30.66
FNFI	First Niles Financial Inc.	OH	NASDAQ	18.580	19.440	15.190	6.17	3.57	0.80	70.69	0.59	23.52	166.04	26.29	27.83
FPFC	First Place Financial Corp.	OH	NASDAQ	16.810	20.000	16.440	-9.09	-3.69	1.11	148.41	0.56	15.42	114.04	11.32	14.31
HCFC	Home City Financial Corp.	OH	NASDAQ	16.750	18.250	12.400	-2.16	-4.29	0.84	185.92	0.44	20.43	111.48	9.01	20.52
HLFC	Home Loan Financial Corp.	OH	NASDAQ	19.200	21.250	16.250	-0.93	3.23	1.21	93.14	0.81	17.30	142.64	20.62	18.00
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	16.600	21.250	16.250	-10.27	-2.35	1.11	250.38	0.32	15.23	71.92	6.15	NA
LWFH	Lawrence Financial Holdings	OH	OTC BB	22.000	28.500	21.250	-4.35	0.00	0.65	192.31	0.28	35.48	104.22	11.43	40.72
NLVS	Northern Savings & Loan Co.	OH	OTC BB	18.500	28.000	18.250	-2.63	-6.61	1.00	134.99	0.76	NA	102.55	13.71	14.64
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	######	#######	#######	0.00	8.23	NA	NA	NA	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	24.000	24.500	19.830	4.26	15.00	1.40	338.03	0.00	17.65	123.25	7.10	20.99
POHF	Peoples Ohio Financial	OH	OTC BB	4.180	4.400	4.120	0.00	0.46	0.25	26.24	0.12	17.42	126.43	15.93	17.37
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	16.650	18.500	13.250	6.53	2.40	0.68	95.48	0.62	NM	138.71	17.44	24.49
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	30.000	30.000	22.000	17.65	20.48	1.88	125.21	0.89	15.54	144.43	23.96	15.96
PVFC	PVF Capital Corp.	OH	NASDAQ	16.270	17.680	12.610	-0.73	9.27	1.19	116.10	0.22	15.35	166.88	14.01	14.03
UCFC	United Community Finl Corp.	OH	NASDAQ	10.680	13.990	9.320	-14.67	-10.89	0.70	70.11	0.30	15.77	138.78	15.52	16.68
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.080	21.000	12.700	2.10	0.31	0.72	97.24	0.47	24.74	140.08	16.54	22.42
WOFC	Western Ohio Financial Corp	OH	NASDAQ	33.140	35.850	25.260	-2.53	-2.53	1.37	226.16	1.00	26.30	131.72	14.65	25.70
WFI	Winton Financial Corp.	OH	AMEX	14.990	15.240	12.700	3.38	4.39	1.00	120.23	0.44	15.30	150.20	12.46	16.33
ESBF	ESB Financial Corp.	PA	NASDAQ	12.300	16.890	10.630	1.82	-12.14	0.91	127.13	0.40	14.14	148.01	9.68	15.77
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	20.010	24.346	19.082	-2.01	-10.12	1.67	238.31	0.44	12.66	133.93	8.40	14.11
FKFS	First Keystone Financial	PA	NASDAQ	22.980	29.000	22.500	-6.20	-18.28	1.40	293.27	0.43	17.68	157.07	7.83	32.46
FSSB	First Star Bancorp Inc	PA	Pink Sheet	33.000	39.000	27.500	-1.49	-1.49	6.00	949.83	0.04	NA	62.72	3.48	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	27.250	34.500	25.000	-0.37	-4.75	2.07	308.85	0.78	13.42	144.33	8.82	14.37
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	15.950	17.990	14.170	-2.03	-3.27	NA	75.72	NA	NA	122.32	21.06	NA
LARL	Laurel Capital Group Inc	PA	NASDAQ	20.350	25.980	19.130	-7.29	-4.50	0.97	156.46	0.79	22.12	142.41	13.01	22.39
NTNY	Nittany Financial Corp.	PA	OTC BB	24.250	28.000	14.167	-3.00	-2.02	0.98	138.32	0.00	26.65	304.31	17.53	26.86
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	16.750	20.000	14.650	-0.12	-7.71	-0.13	211.07	0.36	NM	121.64	7.93	NM
PVSA	Parkvale Financial Corp.	PA	NASDAQ	26.000	30.730	23.250	-1.29	-1.92	1.80	286.91	0.76	14.69	138.59	9.00	15.77
PHSB	PHSB Financial Corp.	PA	NASDAQ	20.750	25.490	17.600	6.25	-1.89	1.10	111.25	1.10	19.76	132.59	18.65	40.65

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
RSVI	RSV Bancorp Inc.	PA	OTC BB	16.000	20.900	16.000	-7.25	-13.51	1.14	107.34	0.20	14.55	90.53	14.91	15.55
SEFL	SE Financial Corp	PA	OTC BB	9.550	10.500	9.250	0.00	NA	NA	NA	NA	NA	NA	NA	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	21.120	25.200	17.530	-5.71	2.97	1.52	157.18	0.11	14.08	169.50	13.28	14.60
THRD	TF Financial Corp.	PA	NASDAQ	26.520	35.470	26.300	-11.60	-11.01	-1.51	216.36	0.62	NM	123.93	11.36	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	28.850	28.000	17.950	-4.04	2.05	1.07	162.95	0.52	26.07	226.39	18.48	30.13
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	16.460	18.780	14.850	6.13	4.18	0.66	93.24	0.38	28.55	152.83	17.21	29.00
WVFC	WVS Financial Corp	PA	NASDAQ	17.340	19.980	16.500	-0.69	-3.02	0.94	160.25	0.64	19.27	146.60	10.82	18.45
CFCP	Coastal Financial Corp.	SC	NASDAQ	14.460	17.400	11.372	-0.96	-3.02	0.97	88.79	0.20	15.89	266.79	16.28	15.24
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	40.300	43.250	31.500	4.27	3.60	3.12	183.88	0.00	13.75	145.90	21.92	26.04
FCPB	First Capital Bancshares Inc.	SC	OTC BB	7.500	7.500	6.000	0.00	25.00	NA	NA	NA	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	28.810	33.140	25.750	1.59	-1.61	2.02	198.02	0.65	14.70	218.59	14.55	15.52
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.550	18.100	15.140	0.32	-2.01	0.74	86.29	0.61	21.30	108.14	18.02	NA
SFDL	Security Federal Corp.	SC	OTC BB	22.000	26.000	19.750	-6.78	-12.00	1.70	209.84	0.08	NA	165.41	10.49	17.28
HFFC	HF Financial Corp	SD	NASDAQ	15.950	18.250	14.050	4.66	8.21	1.47	239.78	0.43	11.15	109.10	6.65	11.21
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	12.710	15.090	11.300	-2.23	5.83	0.16	36.76	0.20	NM	112.84	34.58	27.71
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	22.500	23.000	18.350	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
UTBI	United Tennessee Bankshares	TN	NASDAQ	17.150	20.000	13.200	-6.89	-4.78	1.55	95.69	0.36	11.06	118.88	17.92	11.42
BAFIE	BancAffiliated Inc.	TX	OTC BB	31.000	32.000	18.750	0.00	0.00	2.84	353.27	0.00	12.30	139.64	8.78	12.30
ETFS	East Texas Financial Services	TX	OTC BB	16.000	16.000	13.200	0.00	11.11	NA	NA	NA	NA	NA	NA	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	15.830	20.700	14.330	-0.75	-12.06	0.60	144.65	0.00	26.83	132.14	10.94	27.70
CFFC	Community Financial Corp.	VA	NASDAQ	18.940	24.700	17.150	-6.42	-5.30	1.88	182.08	0.39	12.06	134.52	11.68	12.17
GAFC	Greater Atlantic Financial	VA	NASDAQ	6.000	8.310	5.840	-2.28	-22.08	0.00	178.60	0.00	NM	95.12	3.36	NM
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	25.480	30.440	15.950	0.28	53.93	1.04	111.57	0.43	26.52	192.44	22.62	26.63
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	24.090	26.450	17.155	-5.53	7.40	1.69	182.64	0.27	14.96	232.08	13.19	15.26
FBNW	FirstBank NW Corp.	WA	NASDAQ	27.140	31.050	24.500	-0.77	8.73	2.20	247.13	0.64	13.17	115.51	10.98	13.17
HFWA	Heritage Financial Corp.	WA	NASDAQ	20.760	23.000	18.200	12.10	6.08	1.49	112.72	0.61	14.42	215.35	18.42	14.42
HRZB	Horizon Financial Corp.	WA	NASDAQ	18.670	22.580	16.140	-4.01	8.95	1.24	85.17	0.50	15.56	178.83	21.92	16.39
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.520	17.050	15.220	0.24	4.29	NA	90.10	0.10	NA	118.34	16.97	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	21.160	21.830	17.750	3.07	7.96	1.52	103.34	0.58	14.01	153.00	19.67	15.12
STSA	Sterling Financial Corp.	WA	NASDAQ	31.480	35.418	23.500	-1.01	-0.24	2.22	276.77	0.00	14.57	174.40	11.37	14.30
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.800	24.950	21.000	2.75	3.17	1.53	112.46	0.57	15.72	123.64	20.28	14.95
WFSL	Washington Federal Inc.	WA	NASDAQ	24.900	26.436	21.155	4.89	6.09	1.73	92.86	0.81	14.48	178.11	26.82	14.46
WM	Washington Mutual Inc	WA	NYSE	38.000	46.980	36.800	-0.65	-4.52	3.36	321.55	1.66	10.10	161.63	11.82	13.40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	25.080	27.130	22.700	-4.42	-6.00	1.94	166.96	0.44	13.20	187.44	15.02	14.01
BKMU	Bank Mutual Corp.	WI	NASDAQ	11.020	12.600	9.650	1.75	2.13	0.33	39.72	0.15	33.39	121.50	27.73	33.85
FTFC	First Federal Capital Corp	WI	NASDAQ	28.350	28.820	19.760	3.20	7.59	1.68	163.64	0.57	16.98	224.47	17.33	16.64
AFBC	Advance Financial Bancorp	WV	NASDAQ	18.100	21.750	15.000	1.40	1.17	1.96	228.33	0.40	9.38	118.25	7.93	10.52
SVBC	Sistersville Bancorp Inc.	WV	OTC BB	19.750	21.000	17.800	2.60	1.59	NA	NA	NA	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	17.500	22.000	14.050	6.06	6.71	NA	NA	NA	NA	NA	NA	NA
ALL THRIFTS															
	AVERAGE			51.430	54.949	48.153	-0.45	0.22	1.33	175.31	0.43	18.55	147.87	14.32	21.64
	MEDIAN			19.750	22.710	16.760	-0.39	0.00	1.25	160.35	0.40	15.83	134.23	13.51	16.54
	HIGH			7,075	7,075	6,680	56.37	81.82	7.81	949.83	1.66	55.93	428.65	52.30	158.99
	LOW			1.050	2.000	0.510	-28.36	-29.50	-7.91	17.52	0.00	5.41	57.16	3.09	5.41
AVERAGE FOR STATE															
	CT			20.650	22.765	18.051	-3.53	-2.41	1.91	114.82	0.31	14.86	164.93	20.24	NA
AVERAGE BY REGION															
	MIDWEST			90.994	95.666	85.297	0.11	-0.48	1.16	164.09	0.46	18.52	132.62	13.80	23.65
	NEW ENGLAND			28.290	31.891	22.690	-0.08	3.24	1.63	204.23	0.57	21.94	164.55	17.36	25.55
	MID ATLANTIC			21.236	25.581	18.066	-1.06	-3.07	1.32	177.06	0.41	18.49	164.02	14.96	19.86
	SOUTHEAST			18.144	20.681	14.790	-1.23	2.60	0.99	147.67	0.33	19.59	154.66	13.99	23.02
	SOUTHWEST			19.824	23.214	16.471	-2.30	-2.97	1.43	221.62	0.31	21.19	112.69	9.99	17.35
	WEST			28.357	32.070	22.204	0.11	4.85	2.20	210.08	0.44	15.28	169.98	15.44	15.97
AVERAGE BY EXCHANGE															
	NYSE			36.484	42.809	29.183	-1.54	-2.12	2.91	261.67	0.61	13.53	179.83	14.83	13.89
	AMEX			23.820	26.365	19.105	0.27	3.72	1.34	198.38	0.46	17.09	150.66	12.20	18.33
	NASDAQ			20.871	24.302	17.445	-0.39	-0.03	1.17	155.29	0.44	19.53	151.09	15.13	23.47
	OTC			19.049	19.933	14.329	0.43	0.76	1.17	187.71	0.28	18.12	131.30	12.17	18.59
	Pink Sheets			412.387	437.997	407.947	-2.43	1.14	1.70	283.71	0.46	14.06	97.12	9.60	15.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 3

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	164,248	15,443	15,387	0.36	0.36	3.89	3.89	07/01/99	OTC BB	626,132	11.83
SFYF	Security Federal Bancorp Inc	AL	76,451	10,274	10,274	1.00	NA	7.59	NA	04/03/95	Pink Sheet	NA	10.86
SRNN	Southern Banc Co.	AL	107,213	18,602	18,602	0.56	0.50	3.29	2.94	10/05/95	OTC BB	933,868	16.15
SCBS	Southern Community Bancshares	AL	65,692	7,588	7,588	0.84	NA	7.27	NA	12/23/96	Pink Sheet	NA	7.15
SZB	SouthFirst Bancshares Inc.	AL	136,725	11,098	10,554	-0.41	-0.48	-4.69	-5.57	02/14/95	AMEX	718,858	11.86
FFBH	First Federal Bancshares of AR	AR	697,284	75,582	75,582	1.04	1.04	9.78	9.78	05/03/96	NASDAQ	5,315,256	107.16
HCBB	HCB Bancshares Inc.	AR	225,117	28,164	28,164	0.22	0.21	1.90	1.86	05/07/97	NASDAQ	1,428,253	26.27
PFSL	Pocahontas Bancorp Inc.	AR	712,936	49,683	34,295	0.76	0.54	10.76	7.68	04/05/94	NASDAQ	4,570,000	77.74
BYFC	Broadway Financial Corp	CA	253,685	14,265	14,265	0.74	0.74	10.54	10.56	01/09/96	NASDAQ	1,500,073	17.63
CCBI	Commercial Capital Bancorp	CA	4,743,860	582,821	219,148	1.57	1.48	21.70	20.57	12/18/02	NASDAQ	53,126,308	1072.09
DSL	Downey Financial Corp.	CA	14,222,347	942,452	939,302	0.75	0.86	9.84	11.28	01/01/71	NYSE	27,988,283	1484.28
FPTB	First PacTrust Bancorp Inc.	CA	664,991	78,245	78,245	0.76	0.76	5.63	5.61	08/23/02	NASDAQ	4,695,900	108.01
FED	FirstFed Financial Corp.	CA	5,524,926	439,518	433,188	1.33	1.33	14.99	14.99	12/16/83	NYSE	16,406,048	735.98
GDW	Golden West Financial	CA	93,158,302	6,565,761	6,565,761	1.46	1.42	19.99	19.50	05/29/59	NYSE	152,749,211	16307.51
HWFG	Harrington West Finl Grp Inc	CA	1,004,930	49,261	44,211	0.86	0.79	16.93	15.47	11/07/02	NASDAQ	5,257,484	87.73
NDE	IndyMac Bancorp Inc.	CA	15,538,516	1,182,304	1,148,974	1.10	NA	15.26	NA	11/10/86	NYSE	61,099,027	1977.64
MLGF	Malaga Financial Corporation	CA	448,462	36,600	36,600	1.29	NA	14.97	NA	NA	OTC BB	NA	63.82
PPBI	Pacific Premier Bancorp	CA	423,899	41,405	41,405	1.82	1.50	19.88	16.36	06/25/97	NASDAQ	6,198,000	67.37
PFB	PFF Bancorp Inc.	CA	3,644,217	323,092	321,802	1.23	1.17	13.66	13.01	03/29/96	NYSE	16,785,063	591.84
PROV	Provident Financial Holdings	CA	1,319,035	109,982	109,825	1.17	1.17	14.14	14.14	06/28/96	NASDAQ	7,091,719	183.11
QCBC	Quaker City Bancorp Inc.	CA	1,871,089	152,400	152,133	1.15	1.19	13.97	14.41	12/30/93	NASDAQ	6,281,783	343.74
SNLS	San Luis Trust Bank FSB	CA	114,968	9,393	9,393	2.25	NA	25.28	NA	NA	OTC BB	NA	35.79
UPFC	United PanAm Financial Corp	CA	1,684,183	111,612	111,612	0.98	0.95	15.03	14.54	04/24/98	NASDAQ	16,164,365	269.46
WES	Westcorp	CA	14,999,112	1,225,637	1,225,340	1.15	NA	16.31	NA	05/01/86	NYSE	51,833,196	2132.94
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	18.79
MTXC	Matrix Bancorp Inc.	CO	1,736,805	74,197	74,197	0.25	NA	5.90	NA	10/18/96	NASDAQ	6,520,181	78.24
NABC	NewAlliance Bancshares Inc.	CT	6,390,391	1,402,453	907,178	-0.25	0.02	-1.35	0.09	04/02/04	NASDAQ	114,158,736	1575.39
NMIL	NewMil Bancorp Inc.	CT	730,756	53,185	44,584	1.14	NA	15.13	NA	02/01/86	NASDAQ	4,208,000	115.72
IFSB	Independence Federal Svgs Bank	DC	201,426	19,989	19,989	-1.11	-0.64	-11.88	-6.89	06/06/85	NASDAQ	1,552,448	31.67
WSFS	WSFS Financial Corp.	DE	2,399,954	177,724	NA	1.12	1.08	12.77	12.37	11/26/86	NASDAQ	7,016,000	352.41
BBX	BankAtlantic Bancorp Inc	FL	5,428,378	440,334	352,539	1.45	1.13	15.91	12.37	11/29/83	NYSE	59,779,407	987.71
BKUNA	BankUnited Financial Corp.	FL	8,262,013	461,487	433,134	0.65	0.66	10.49	10.57	12/11/85	NASDAQ	30,006,000	815.26
BFCF	BFC Financial Corp.	FL	5,074,638	92,478	4,258	0.18	-0.04	11.29	-2.34	NA	NASDAQ	21,264,205	197.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDT	Federal Trust Corp	FL	482,739	27,478	27,478	0.66	0.63	11.11	10.69	12/12/97	AMEX	6,661,813	50.94
FFLC	FFLC Bancorp Inc.	FL	1,010,995	80,489	80,489	0.95	0.95	11.71	11.71	01/04/94	NASDAQ	5,396,179	145.29
FFFL	Fidelity Bankshares Inc.	FL	3,402,619	189,113	186,942	0.62	0.64	10.40	10.68	01/07/94	NASDAQ	15,130,026	514.42
FCFL	First Community Bank Corp	FL	206,294	20,696	20,268	0.92	0.92	8.91	8.91	06/27/03	NASDAQ	1,996,705	44.21
HARB	Harbor Florida Bancshares Inc.	FL	2,592,190	277,816	273,847	1.63	1.56	14.86	14.24	01/06/94	NASDAQ	23,787,851	691.99
EBDC	Ebank Financial Services Inc.	GA	113,040	7,857	7,857	-0.23	-0.39	-3.69	-6.28	07/06/98	OTC BB	3,150,298	7.20
NTBK	NetBank Inc.	GA	5,175,784	430,510	360,936	0.95	0.90	10.13	9.65	07/29/97	NASDAQ	46,673,415	481.57
FFSX	First Federal Bankshares Inc	IA	615,522	71,458	NA	0.89	0.90	7.94	7.99	07/13/92	NASDAQ	3,740,272	83.11
CASH	First Midwest Financial Inc.	IA	759,746	48,253	44,850	0.56	0.46	9.57	7.89	09/20/93	NASDAQ	2,497,197	54.46
HZFS	Horizon Financial Svcs Corp	IA	96,290	11,257	11,257	1.36	1.24	11.76	10.70	06/30/94	OTC BB	771,471	11.22
FFFD	North Central Bancshares Inc	IA	450,229	41,220	36,249	1.28	1.28	13.38	13.38	08/31/94	NASDAQ	1,562,780	57.24
AFBA	Allied First Bancorp Inc.	IL	127,891	10,271	10,271	0.43	0.43	5.06	5.02	12/31/01	OTC BB	558,350	8.24
BPLS	BankPlus FSB	IL	308,204	20,576	20,576	0.33	NA	5.03	NA	07/10/91	OTC BB	NA	23.09
CFSL	Chesterfield Financial Corp	IL	362,241	74,775	74,291	0.55	0.55	2.70	2.70	05/02/01	NASDAQ	3,875,521	119.21
CFSB	Citizens First Financial Corp.	IL	334,225	33,656	33,656	0.46	0.45	4.77	4.73	05/01/96	NASDAQ	1,498,000	35.20
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	11/01/91	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	950,863	79,722	79,722	0.78	0.73	8.97	8.40	04/07/98	AMEX	4,652,640	120.50
FBTC	First BancTrust Corp	IL	228,884	27,151	27,151	0.75	0.70	8.65	6.20	04/19/01	NASDAQ	2,500,450	29.51
FFBI	First Federal Bancshares Inc	IL	307,723	21,527	19,919	0.69	NA	5.59	NA	09/28/00	NASDAQ	1,197,761	31.86
GTPS	Great American Bancorp	IL	157,261	16,971	16,486	0.73	0.73	6.77	6.77	06/30/95	NASDAQ	735,003	17.64
HMKF	Hemlock Federal Financial Corp	IL	318,365	22,569	21,278	0.51	0.36	7.51	5.21	04/02/97	Pink Sheet	974,168	27.52
MAFB	MAF Bancorp Inc.	IL	9,374,628	906,064	631,031	1.19	1.15	12.13	11.72	01/12/90	NASDAQ	32,667,915	1298.22
MCPH	Midland Capital Holdings Corp	IL	153,560	11,742	11,742	0.66	0.62	9.14	8.64	06/30/93	OTC BB	372,600	14.90
NBSI	North Bancshares Inc.	IL	133,669	13,201	13,201	0.14	0.13	1.36	1.27	12/21/93	NASDAQ	1,144,695	27.59
PFED	Park Bancorp Inc.	IL	270,785	29,873	29,873	0.97	NA	8.72	NA	08/12/96	NASDAQ	1,151,000	35.37
PEKS	Progressive Bancorp Inc.	IL	110,802	9,679	9,679	0.56	0.57	7.09	7.14	10/06/92	OTC BB	NA	5.20
RFBK	Rantoul First Bank SB	IL	32,000	2,408	2,408	-1.85	-1.88	-23.02	-23.13	04/02/03	Pink Sheet	190,961	3.01
UMBR	Umbrella Bancorp Inc.	IL	202,277	23,216	22,865	-1.37	NA	-13.33	NA	NA	OTC BB	NA	2.73
AMFC	AMB Financial Corp.	IN	154,364	12,835	12,835	0.68	0.63	8.04	7.47	04/01/96	NASDAQ	975,293	15.60
ASBI	Ameriana Bancorp	IN	427,316	39,430	38,712	0.49	-0.33	5.50	-3.73	03/02/87	NASDAQ	3,148,788	47.36
BRBI	Blue River Bancshares Inc.	IN	202,005	16,619	13,235	0.27	0.13	2.74	1.30	06/24/98	NASDAQ	3,406,150	18.73
CITZ	CFS Bancorp Inc.	IN	1,471,769	154,527	NA	0.20	0.18	1.97	1.78	07/24/98	NASDAQ	12,290,934	159.78
CSFC	City Savings Financial Corp.	IN	149,385	11,819	11,819	0.94	0.83	11.89	10.47	12/28/01	OTC BB	555,450	13.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg	Mkt. Value of Shares ($M)
DSFN	DSA Financial Corp.	IN	80,617	8,992	8,992	1.12	NA	10.29	NA	10/22/93	OTC BB	NA	15.62
FFWC	FFW Corp	IN	239,910	22,624	NA	1.01	1.00	10.15	10.00	04/05/93	NASDAQ	1,265,246	28.40
FFED	Fidelity Federal Bancorp	IN	192,757	15,578	15,578	0.13	0.10	1.63	1.26	08/31/87	NASDAQ	10,999,871	18.48
FBEI	First Bancorp of Indiana Inc	IN	236,746	30,572	28,528	0.70	0.68	4.74	4.61	04/07/99	NASDAQ	1,623,964	32.35
FCAP	First Capital Inc.	IN	414,578	44,407	38,431	0.90	0.90	8.38	8.36	12/21/92	NASDAQ	2,818,579	59.16
HFSK	HFS Bank FSB	IN	233,250	19,924	19,924	0.73	0.73	8.68	8.68	10/02/85	Pink Sheet	1,856,200	21.04
HBBI	Home Building Bancorp	IN	52,790	6,856	6,856	0.75	0.75	5.79	5.79	02/08/95	OTC BB	260,883	6.26
HWEN	Home Financial Bancorp	IN	59,716	7,067	7,067	0.54	0.73	4.76	6.46	07/02/96	NASDAQ	1,356,050	7.59
LNCB	Lincoln Bancorp	IN	581,170	80,554	78,403	0.58	0.60	4.25	4.38	12/30/98	NASDAQ	4,430,391	99.79
LOGN	Logansport Financial Corp.	IN	153,868	16,634	16,634	0.90	0.79	8.47	7.50	06/14/95	Pink Sheet	876,193	15.55
LSBI	LSB Financial Corp.	IN	342,713	28,904	28,904	0.93	0.92	10.91	10.88	02/03/95	NASDAQ	1,363,176	31.42
MFBC	MFB Corp.	IN	427,933	35,716	35,716	0.63	0.64	7.75	7.96	03/25/94	NASDAQ	1,329,060	37.96
MFSF	MutualFirst Financial Inc.	IN	818,408	92,231	91,330	0.91	NA	7.68	NA	12/30/99	NASDAQ	4,949,919	110.98
NEIB	Northeast Indiana Bancorp	IN	225,099	26,523	26,523	0.74	0.73	6.15	6.06	06/28/95	NASDAQ	1,467,917	30.09
NWIN	NorthWest Indiana Bancorp	IN	525,603	42,494	42,494	1.18	1.16	14.51	14.18	NA	OTC BB	2,763,931	91.31
PFDC	Peoples Bancorp	IN	496,543	64,167	61,297	1.05	1.05	8.25	8.25	07/07/87	NASDAQ	3,372,292	77.20
PBNC	PFS Bancorp Inc.	IN	121,289	27,044	27,044	0.69	0.69	3.09	3.09	10/12/01	NASDAQ	1,473,728	33.16
RIVR	River Valley Bancorp	IN	258,460	22,096	22,065	1.02	NA	11.36	NA	12/20/96	NASDAQ	1,622,000	34.87
SOBI	Sobieski Bancorp Inc.	IN	108,866	4,676	4,676	-4.38	-4.42	-69.42	-70.11	03/31/95	NASDAQ	677,732	4.57
TDCB	Third Century Bancorp	IN	108,994	8,158	8,158	NA	NA	NA	NA	06/30/04	OTC BB	NA	18.60
UCBC	Union Community Bancorp	IN	261,540	33,906	NA	0.75	0.75	5.61	5.61	12/29/97	NASDAQ	1,988,000	35.78
FFSL	First Independence Corp.	KS	164,923	15,452	15,452	0.69	0.69	7.31	7.31	10/08/93	Pink Sheet	920,616	17.49
FIFG	1st Independence Finl Group	KY	179,395	21,298	20,711	0.56	0.55	4.63	4.54	10/04/95	NASDAQ	1,222,978	36.82
CKFB	CKF Bancorp Inc.	KY	151,882	15,778	NA	1.15	1.15	11.20	11.20	01/04/95	NASDAQ	1,470,374	27.94
CFBC	Community First Bancorp Inc.	KY	47,301	3,965	3,965	-0.78	-0.78	-7.76	-7.76	06/27/03	OTC BB	277,725	4.08
FKKY	Frankfort First Bancorp Inc.	KY	137,970	17,677	17,677	0.73	0.73	5.65	5.65	07/10/95	NASDAQ	1,266,613	30.16
HFBC	HopFed Bancorp Inc.	KY	582,278	46,380	NA	0.75	0.70	8.38	7.79	02/09/98	NASDAQ	3,629,000	60.42
FPBF	FPB Financial Corp.	LA	93,275	6,966	6,966	0.57	0.57	6.93	6.93	07/01/99	OTC BB	275,227	8.37
GLBP	Globe Bancorp Inc.	LA	31,300	5,582	5,582	0.43	0.43	2.53	2.53	07/10/01	OTC BB	273,800	4.45
GSLA	GS Financial Corp	LA	218,054	30,412	30,412	0.20	-0.04	1.42	-0.31	04/01/97	NASDAQ	1,299,069	23.37
HSTD	Homestead Bancorp Inc.	LA	133,519	12,498	12,498	0.33	NA	3.43	NA	06/31/94	Pink Sheet	NA	10.64
TSH	Teche Holding Co.	LA	580,452	57,882	57,982	1.07	1.05	10.26	10.08	04/19/95	AMEX	2,274,000	88.12
BHL	Berkshire Hills Bancorp Inc.	MA	1,296,087	122,055	116,292	0.85	0.72	8.35	7.10	06/28/00	AMEX	5,871,261	210.72

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg	Mkt. Value of Shares ($M)
BFD	BostonFed Bancorp Inc.	MA	1,667,866	95,607	78,513	0.35	0.32	6.03	5.50	10/24/95	AMEX	4,526,896	173.89
BRKL	Brookline Bancorp Inc.	MA	1,610,218	596,242	596,242	1.14	1.03	2.86	2.58	03/25/98	NASDAQ	59,074,233	842.78
CEBK	Central Bancorp Inc.	MA	507,883	42,634	40,402	0.43	0.40	4.96	4.63	10/24/86	NASDAQ	1,665,000	52.03
HIFS	Hingham Instit. for Savings	MA	526,060	42,156	42,156	1.21	1.19	14.07	13.95	12/20/88	NASDAQ	2,081,250	88.93
LSBX	LSB Corp.	MA	476,274	56,976	56,976	1.33	NA	11.23	NA	05/02/86	NASDAQ	4,307,000	75.37
MASB	MASSBANK Corp.	MA	980,450	107,669	106,579	0.76	0.65	6.95	5.97	05/28/86	NASDAQ	4,393,425	151.82
MFLR	Mayflower Co-operative Bank	MA	214,178	17,660	17,568	0.91	0.83	10.92	10.02	12/23/87	NASDAQ	2,048,000	40.08
MYST	Mystic Financial Inc.	MA	440,619	26,740	26,740	0.44	0.39	7.08	6.23	01/09/98	NASDAQ	1,570,000	59.42
WRO	Woronoco Bancorp Inc.	MA	882,065	78,712	76,902	0.71	0.69	7.28	7.14	03/19/99	AMEX	3,672,804	132.59
ABKD	American Bank Holdings Inc.	MD	236,767	15,261	15,261	0.59	0.62	9.10	9.54	NA	OTC BB	1,935,702	15.00
BUCS	BUCS Financial Corp	MD	121,786	10,123	9,868	0.37	0.36	4.38	4.35	03/15/01	OTC BB	400,984	10.33
SVBI	Severn Bancorp Inc.	MD	598,792	51,583	51,249	2.19	2.19	23.49	23.48	NA	NASDAQ	4,159,092	145.57
WSB	Washington Savings Bank FSB	MD	471,344	46,830	46,830	2.06	2.04	20.57	20.40	08/03/88	AMEX	7,307,918	82.98
NBN	Northeast Bancorp	ME	518,029	37,627	36,835	0.79	0.76	10.24	9.76	08/19/87	AMEX	2,533,216	47.50
CTZN	Citizens First Bancorp Inc.	MI	1,288,689	159,029	145,388	1.01	0.99	7.17	7.00	03/07/01	NASDAQ	8,319,744	183.09
FBC	Flagstar Bancorp Inc.	MI	11,965,611	709,821	709,821	1.83	1.83	32.00	32.00	04/30/97	NYSE	61,141,000	1213.04
MCBF	Monarch Community Bancorp Inc	MI	204,688	37,422	37,422	0.21	0.21	1.20	1.20	08/30/02	NASDAQ	2,399,550	39.03
STBI	Sturgis Bancorp	MI	294,076	29,321	24,097	0.77	0.78	7.77	7.86	11/10/88	NASDAQ	2,809,285	40.17
FFHH	FSF Financial Corp.	MN	510,809	51,630	46,838	0.82	0.79	8.38	8.02	10/07/94	NASDAQ	2,886,398	82.57
HMNF	HMN Financial Inc	MN	914,098	81,127	76,935	1.15	1.12	11.92	11.56	06/30/94	NASDAQ	4,456,864	114.41
MIVI	Mississippi View Holding Co.	MN	75,452	10,059	10,059	2.10	2.10	17.62	17.62	03/24/95	Pink Sheet	478,730	8.86
REDW	Redwood Financial Inc.	MN	79,393	8,959	8,959	NA	NA	NA	NA	07/10/95	Pink Sheet	NA	10.45
WEFC	Wells Financial Corp.	MN	226,704	28,295	28,295	1.40	1.40	11.47	11.47	04/11/95	NASDAQ	1,162,951	29.07
CCFC	CCSB Financial Corp.	MO	88,028	14,185	14,185	-0.01	-0.02	-0.04	-0.09	01/09/03	OTC BB	966,770	13.53
FBSI	First Bancshares Inc.	MO	268,195	27,700	27,202	0.83	0.78	8.34	7.86	12/22/93	NASDAQ	1,657,619	32.73
LXMO	Lexington B&L Financial Corp.	MO	137,303	14,844	13,855	0.64	0.64	6.42	6.38	06/06/96	OTC BB	NA	14.58
NASB	NASB Financial Inc	MO	1,332,566	131,908	128,687	2.21	2.17	20.67	20.25	09/27/85	NASDAQ	8,457,942	301.95
PULB	Pulaski Financial Corp.	MO	566,597	38,613	38,068	1.23	1.13	15.23	13.94	05/11/94	NASDAQ	5,477,000	96.89
SMBC	Southern Missouri Bancorp Inc.	MO	311,893	25,952	NA	0.98	0.98	11.09	11.13	04/13/94	NASDAQ	2,251,768	35.66
CSBC	Citizens South Banking Corp.	NC	500,586	71,727	NA	0.60	0.41	3.39	2.32	04/13/98	NASDAQ	7,522,044	95.53
CDLX	Coddle Creek Financial Corp.	NC	135,698	21,471	21,471	0.74	NA	4.76	NA	12/31/97	Pink Sheet	892,124	24.92
KSAV	KS Bancorp Inc.	NC	207,017	18,807	18,807	0.60	0.58	6.46	6.28	12/30/93	OTC BB	1,197,029	25.14
MTUC	Mutual Community Savings Bank	NC	94,015	7,572	7,572	-0.21	-0.26	-2.56	-3.15	06/29/93	OTC BB	363,719	4.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SSFC	South Street Financial Corp.	NC	213,444	25,668	25,668	0.50	0.50	4.32	4.32	10/03/96	NASDAQ	3,079,867	30.80
AFSF	AFS Financial Corp	ND	231,602	19,200	18,962	0.90	NA	11.58	NA	NA	OTC BB	NA	0.00
CFB	Commercial Federal Corp.	NE	11,713,841	751,322	574,208	0.86	0.93	11.02	15.63	12/31/84	NYSE	39,870,919	1042.59
TONE	TierOne Corp.	NE	2,255,269	263,596	263,596	1.07	1.02	7.58	7.21	10/02/02	NASDAQ	13,996,547	285.53
NHTB	New Hampshire Thrift Bncshrs	NH	604,905	40,987	NA	1.11	1.06	15.18	14.56	05/22/86	NASDAQ	2,075,433	60.81
FNSW	Farnsworth Bancorp Inc.	NJ	98,196	6,930	6,930	0.66	0.54	9.12	7.38	09/30/98	OTC BB	527,569	8.70
FMCO	FMS Financial Corp.	NJ	1,240,167	65,359	62,409	0.59	0.58	11.49	11.32	12/14/88	NASDAQ	6,500,960	110.52
OCFC	OceanFirst Financial Corp.	NJ	1,767,746	137,608	136,151	NA	NA	NA	NA	07/03/96	NASDAQ	13,362,419	298.22
PBCI	Pamrapo Bancorp Inc.	NJ	843,720	53,119	53,119	1.25	1.25	15.65	15.65	11/14/89	NASDAQ	4,974,913	109.50
PFSB	PennFed Financial Services Inc	NJ	1,902,286	118,399	117,038	0.67	0.68	10.20	10.37	07/15/94	NASDAQ	6,768,030	210.84
PFS	Provident Financial Services	NJ	4,296,394	816,253	NA	0.84	0.81	4.27	4.12	01/16/03	NYSE	60,064,800	1337.77
SYNF	Synergy Finl Group Inc.	NJ	800,219	104,425	103,704	0.58	NA	5.60	NA	09/18/02	NASDAQ	12,452,011	125.64
AABC	Access Anytime Bancorp Inc.	NM	204,675	15,593	14,051	0.59	0.59	7.97	7.92	08/08/86	NASDAQ	1,342,305	18.19
GUPB	GFSB Bancorp Inc.	NM	238,912	18,537	18,537	0.69	0.69	9.09	9.09	06/30/95	NASDAQ	1,148,270	24.07
AF	Astoria Financial Corp.	NY	22,334,295	1,372,118	1,166,967	0.89	0.89	14.10	14.12	11/18/93	NYSE	76,623,659	2660.40
ALFC	Atlantic Liberty Financial	NY	182,709	26,431	26,431	0.89	0.88	5.42	5.42	10/23/02	NASDAQ	1,681,094	30.60
CNY	Carver Bancorp Inc.	NY	552,842	44,423	44,423	0.91	0.90	11.14	10.95	10/25/94	AMEX	2,290,780	42.72
DCOM	Dime Community Bancshares Inc.	NY	3,469,498	269,472	213,373	1.57	1.52	18.04	17.45	06/26/96	NASDAQ	37,303,713	596.86
ESBK	Elmira Savings Bank	NY	313,560	20,195	19,686	0.86	0.81	11.46	10.87	03/01/85	NASDAQ	1,093,000	32.24
FNFG	First Niagara Finl Group	NY	5,025,940	925,750	577,614	1.06	1.10	5.39	5.61	04/20/98	NASDAQ	83,685,861	1038.08
FFIC	Flushing Financial Corp.	NY	2,028,072	149,902	145,997	1.18	1.18	15.81	15.80	11/21/95	NASDAQ	19,227,983	332.84
GPT	GreenPoint Financial Corp.	NY	25,955,000	1,963,000	1,568,000	1.93	1.92	24.12	23.97	01/28/94	NYSE	131,886,000	5271.48
HRBT	Hudson River Bancorp	NY	2,609,763	284,969	214,906	1.28	NA	11.98	NA	07/01/98	NASDAQ	30,430,216	534.66
ICBC	Independence Cmnty Bank Corp.	NY	18,017,754	2,149,607	940,392	1.50	1.49	13.48	13.42	03/17/98	NASDAQ	83,391,820	3085.50
NYB	New York Community Bancorp	NY	24,087,750	3,040,268	994,790	1.68	2.02	14.32	17.42	11/23/93	NYSE	264,493,040	5038.59
PRTRO	Partners Trust Financial	NY	1,339,473	177,280	140,155	0.98	1.02	7.15	7.43	04/04/02	NASDAQ	27,743,454	466.24
PBCP	Provident Bancorp Inc.	NY	1,782,670	342,644	270,602	0.65	0.81	4.20	5.30	01/08/99	NASDAQ	39,638,415	441.57
SFFS	Sound Federal Bancorp Inc.	NY	914,610	125,016	111,046	0.74	0.74	4.76	4.76	10/08/98	NASDAQ	12,549,541	166.03
TRST	TrustCo Bank Corp NY	NY	2,849,227	214,619	214,066	1.99	1.69	25.20	21.43	NA	NASDAQ	74,191,000	919.97
WSBI	Warwick Community Bancorp	NY	746,634	75,096	72,745	0.40	0.37	4.14	3.89	12/23/97	NASDAQ	4,498,724	146.78
ASBP	ASB Financial Corp	OH	162,674	17,327	17,327	1.29	1.22	12.16	11.49	05/11/95	NASDAQ	1,687,956	40.45
CAFI	Camco Financial Corp	OH	1,068,717	91,723	88,770	0.45	NA	5.06	NA	NA	NASDAQ	7,358,888	107.07
GCFC	Central Federal Corp.	OH	128,953	18,661	18,661	-1.66	-1.67	-9.25	-9.32	12/30/98	NASDAQ	2,039,000	24.06

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CIBI	Community Investors Bancorp	OH	121,552	13,398	13,398	0.72	0.72	6.74	6.74	02/07/95	NASDAQ	1,097,025	14.19
FFDF	FFD Financial Corp.	OH	136,603	17,119	17,119	0.62	0.62	4.96	4.96	04/03/96	NASDAQ	1,207,365	19.65
FDEF	First Defiance Financial	OH	1,073,166	124,452	105,142	1.16	1.10	9.78	9.23	07/07/93	NASDAQ	6,318,000	153.21
FFBZ	First Federal Bancorp Inc.	OH	258,197	22,913	22,913	0.75	0.75	8.22	8.22	07/13/92	NASDAQ	3,286,221	42.75
FFHS	First Franklin Corp.	OH	277,359	24,269	24,269	0.48	0.38	5.50	4.45	01/26/88	NASDAQ	1,645,016	31.01
FNFI	First Niles Financial Inc.	OH	97,271	15,403	15,403	1.04	0.88	6.30	5.32	10/27/98	NASDAQ	1,376,000	25.57
FPFC	First Place Financial Corp.	OH	2,247,080	223,110	148,849	0.83	0.89	7.46	8.04	01/04/99	NASDAQ	15,141,000	254.52
HCFC	Home City Financial Corp.	OH	153,259	12,385	12,090	0.43	0.43	5.43	5.40	12/30/96	NASDAQ	824,316	13.81
HLFC	Home Loan Financial Corp.	OH	157,521	22,767	22,767	1.26	1.26	8.59	8.59	03/26/98	NASDAQ	1,691,270	32.29
IDVB	Indian Village Bancorp Inc.	OH	98,216	8,403	8,403	0.42	NA	4.90	NA	07/02/99	Pink Sheet	392,270	6.51
LWFH	Lawrence Financial Holdings	OH	125,024	13,716	13,716	0.30	0.26	2.79	2.43	12/29/00	OTC BB	650,110	14.30
NLVS	Northern Savings & Loan Co.	OH	315,805	42,212	42,212	0.72	0.89	5.58	6.89	NA	OTC BB	2,339,490	43.30
OHSF	Ohio Savings Financial Corp.	OH	11,654,722	969,529	969,529	1.05	0.98	13.91	12.84	NA	Pink Sheet	NA	1202.08
PCBI	Peoples Community Bancorp Inc	OH	852,544	48,110	43,604	0.47	0.40	7.38	6.21	03/30/00	NASDAQ	2,522,088	93.31
POHF	Peoples Ohio Financial	OH	191,479	24,122	24,122	0.92	0.92	7.67	7.69	12/16/89	OTC BB	7,296,225	30.50
PSFC	Peoples-Sidney Financial Corp.	OH	136,792	17,448	17,448	0.68	0.68	5.49	5.49	04/28/97	NASDAQ	1,432,648	23.85
PFOH	Perpetual Federal Savings Bank	OH	308,968	51,257	51,257	1.51	1.51	9.27	9.27	04/19/91	OTC BB	2,467,598	74.03
PVFC	PVF Capital Corp.	OH	741,588	62,281	62,281	1.06	1.06	12.49	12.49	12/30/92	NASDAQ	6,387,330	103.92
UCFC	United Community Finl Corp.	OH	2,183,577	244,279	207,385	1.05	1.00	7.93	7.51	07/09/98	NASDAQ	31,145,230	338.86
WAYN	Wayne Savings Bancshares	OH	369,007	43,561	43,561	0.73	0.73	6.09	6.07	06/25/93	NASDAQ	3,794,818	61.02
WOFC	Western Ohio Financial Corp.	OH	407,486	45,334	45,334	0.85	0.62	5.41	5.20	07/29/94	NASDAQ	1,801,729	59.98
WFI	Winton Financial Corp.	OH	553,744	45,948	45,897	0.84	0.78	10.22	9.57	08/04/88	AMEX	4,605,538	89.04
ESBF	ESB Financial Corp.	PA	1,381,784	89,019	81,506	0.68	0.61	9.75	8.74	06/13/90	NASDAQ	10,712,000	131.76
FSBI	Fidelity Bancorp Inc.	PA	635,747	39,857	36,987	0.72	0.64	10.98	9.64	06/24/88	NASDAQ	2,887,702	53.38
FKFS	First Keystone Financial	PA	564,953	28,180	28,180	0.46	0.25	8.18	4.47	01/26/95	NASDAQ	1,928,384	44.27
FSSB	First Star Bancorp Inc.	PA	553,766	31,079	31,079	0.61	NA	11.23	NA	05/15/87	Pink Sheet	583,018	15.88
HARL	Harleysville Savings Financial	PA	707,914	43,275	43,275	0.69	0.64	11.31	10.57	08/04/87	NASDAQ	2,292,066	62.46
KNBT	KNBT Bancorp Inc.	PA	2,184,688	376,222	NA	-0.17	0.65	-0.98	3.84	11/03/03	NASDAQ	28,851,000	460.17
LARL	Laurel Capital Group Inc.	PA	301,251	27,519	23,762	0.59	0.58	6.61	6.52	02/20/87	NASDAQ	1,925,228	39.28
NTNY	Nittany Financial Corp.	PA	288,215	15,337	13,574	0.78	0.77	13.14	13.03	10/23/98	OTC BB	1,924,621	46.67
NEPF	Northeast PA Financial Corp	PA	880,538	57,433	46,823	-0.04	-0.21	-0.51	-2.98	04/01/96	NASDAQ	4,171,799	69.88
PVSA	Parkvale Financial Corp.	PA	1,812,453	104,686	93,552	0.62	0.58	9.72	9.06	07/16/87	NASDAQ	5,581,088	145.11
PHSB	PHSB Financial Corp.	PA	323,003	45,425	45,425	0.87	0.43	6.37	3.10	07/10/97	NASDAQ	2,903,353	60.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RSVI	RSV Bancorp Inc.	PA	76,421	12,583	12,583	1.05	0.99	6.09	5.71	04/08/02	OTC BB	711,950	11.39
SEFL	SE Financial Corp	PA	128,668	7,936	7,936	NA	NA	NA	NA	05/06/04	OTC BB	NA	24.72
SOV	Sovereign Bancorp Inc.	PA	48,686,877	3,815,190	2,276,681	1.03	0.99	13.30	12.84	08/12/86	NYSE	309,745,000	6541.81
THRD	TF Financial Corp.	PA	624,668	57,267	52,655	-0.60	-0.56	-6.54	-6.12	07/13/94	NASDAQ	2,887,148	76.57
WYPT	Waypoint Financial Corp.	PA	5,442,856	398,130	374,997	0.63	0.54	8.44	7.30	01/25/94	NASDAQ	33,402,460	896.86
WGBC	Willow Grove Bncp Inc.	PA	921,592	103,776	102,838	0.73	0.67	5.56	5.09	12/24/98	NASDAQ	9,884,392	162.70
WVFC	WVS Financial Corp.	PA	400,180	29,538	29,538	0.62	0.62	7.99	7.99	11/29/93	NASDAQ	2,497,222	43.00
CFCP	Coastal Financial Corp.	SC	1,279,877	78,122	78,122	1.13	1.18	18.00	18.76	09/26/90	NASDAQ	14,414,000	208.43
DFBS	DutchFork Bancshares Inc	SC	207,049	31,102	31,102	1.40	0.74	10.43	5.48	07/06/00	NASDAQ	1,125,981	45.36
FCPB	First Capital Bancshares Inc.	SC	39,569	3,861	3,861	0.78	NA	7.70	NA	10/29/99	OTC BB	NA	4.23
FFCH	First Financial Holdings Inc.	SC	2,451,872	163,225	140,604	1.05	1.00	15.27	14.46	11/10/83	NASDAQ	12,382,000	356.73
PEDE	Great Pee Dee Bancorp Inc.	SC	156,355	26,051	25,003	0.81	NA	4.75	NA	12/31/97	NASDAQ	1,812,000	28.18
SFDL	Security Federal Corp.	SC	528,005	33,472	33,472	0.87	0.87	13.24	10.15	10/30/87	OTC BB	2,518,191	55.73
HFFC	HF Financial Corp.	SD	847,070	51,649	46,629	0.66	0.65	10.31	10.25	04/08/92	NASDAQ	3,532,650	56.35
JFBI	Jefferson Bancshares Inc.	TN	308,234	94,455	94,455	0.39	1.19	1.69	5.22	05/13/94	NASDAQ	8,385,517	106.58
SFBK	SFB Bancorp Inc.	TN	57,853	12,654	12,654	NA	NA	NA	NA	05/30/97	Pink Sheet	NA	12.44
UTBI	United Tennessee Bankshares	TN	117,740	17,750	16,977	1.68	1.63	11.76	11.40	01/05/98	NASDAQ	1,230,379	21.10
BAFIE	BancAffiliated Inc.	TX	98,369	6,182	6,182	0.90	0.90	12.98	12.98	06/01/01	OTC BB	278,454	8.63
ETFS	East Texas Financial Services	TX	224,041	20,039	17,647	NA	NA	NA	NA	01/10/95	OTC BB	NA	18.75
FBTX	Franklin Bank Corp.	TX	3,070,222	254,258	194,274	0.56	0.55	5.84	5.72	12/18/03	NASDAQ	21,225,263	336.00
CFFC	Community Financial Corp.	VA	336,947	29,289	29,240	1.12	1.07	12.45	11.89	03/30/88	NASDAQ	2,078,906	39.37
GAFC	Greater Atlantic Financial	VA	538,029	19,002	17,718	0.00	-0.03	-0.03	-0.68	06/28/99	NASDAQ	3,012,434	18.07
EVRT	EverTrust Financial Group Inc.	WA	769,020	91,175	91,175	0.95	0.95	7.74	7.70	10/04/99	NASDAQ	6,892,660	175.49
FMSB	First Mutual Bancshares Inc.	WA	963,704	54,771	54,771	1.00	0.99	17.11	16.78	12/17/85	NASDAQ	5,276,662	127.11
FBNW	FirstBank NW Corp.	WA	732,806	69,671	NA	0.89	0.89	9.03	9.03	07/02/97	NASDAQ	2,965,266	80.46
HFWA	Heritage Financial Corp.	WA	665,491	58,928	50,286	1.45	1.45	14.49	14.49	01/03/94	NASDAQ	5,904,069	122.57
HRZB	Horizon Financial Corp.	WA	877,543	107,579	107,034	1.53	1.45	11.85	11.25	08/01/86	NASDAQ	10,303,013	192.36
RPFG	Rainier Pacific Finl Group Inc	WA	760,582	109,084	108,858	-0.28	-0.31	-2.12	-2.35	10/21/03	NASDAQ	8,441,926	139.46
RVSB	Riverview Bancorp Inc.	WA	515,371	88,243	56,351	1.42	1.32	11.28	10.44	10/26/93	NASDAQ	4,988,979	105.52
STSA	Sterling Financial Corp.	WA	6,259,111	408,222	259,153	0.84	0.86	12.83	13.12	06/30/83	NASDAQ	22,614,706	711.91
TSBK	Timberland Bancorp Inc.	WA	437,688	71,783	71,783	1.27	1.33	7.54	7.94	01/13/98	NASDAQ	3,892,070	88.74
WFSL	Washington Federal Inc	WA	7,284,395	1,096,733	1,037,463	1.81	1.82	12.81	12.82	11/17/82	NASDAQ	78,443,825	1953.25
WM	Washington Mutual Inc.	WA	278,544,000	20,369,000	13,951,000	1.21	0.91	16.75	12.62	03/11/83	NYSE	866,248,000	32917.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 5, 2004

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt Value of Shares ($M)
ABCW	Anchor BanCorp Wisconsin	WI	3,839,653	307,715	286,793	1.18	1.11	14.63	13.80	07/16/92	NASDAQ	22,997,911	576.79
BKMU	Bank Mutual Corp.	WI	3,107,593	709,257	651,945	0.84	0.83	4.27	4.21	11/02/00	NASDAQ	78,232,214	862.12
FTFC	First Federal Capital Corp	WI	3,684,746	284,439	194,029	1.07	1.09	13.92	14.21	11/02/89	NASDAQ	22,517,493	638.37
AFBC	Advance Financial Bancorp	WV	319,285	21,404	15,128	0.81	0.72	12.80	11.39	01/02/97	NASDAQ	1,398,373	25.31
SVBC	Sistersville Bancorp Inc.	WV	47,859	7,500	7,500	NA	NA	NA	NA	06/26/97	OTC BB	NA	7.78
CRZY	Crazy Woman Creek Bancorp	WY	79,051	8,558	8,380	0.18	-0.01	1.18	-0.04	03/29/96	Pink Sheet	NA	11.48
ALL THRIFTS													
	AVERAGE		3,409,629	283,074	224,571	1.17	1.00	14.33	12.31			18,192,629	489.47
	MEDIAN		448,462	41,220	38,911	0.78	0.75	8.36	7.93			3,148,788.00	56.35
	HIGH		278,544,000	20,369,000	13,951,000	2.25	2.19	32.00	32.00			868,246,000	32,917.35
	LOW		31,300	2,408	2,408	-4.38	-4.42	-69.42	-70.11			190,961	0.00
AVERAGE FOR STATE													
	CT		3,560,574	727,819	475,881	-0.02	0.01	-0.13	0.08			59,183,368	845.56
AVERAGE BY REGION													
	MIDWEST		927,738	84,602	78,067	1.01	1.00	11.20	11.03			5,798,586	118.14
	NEW ENGLAND		1,203,284	194,336	165,151	0.54	0.46	3.71	3.18			15,155,947	258.93
	MID ATLANTIC		4,099,153	384,784	242,369	1.20	1.21	13.11	13.20			31,318,204	892.15
	SOUTHEAST		1,180,272	83,210	73,887	0.84	0.74	11.33	9.97			9,600,751	151.51
	SOUTHWEST		568,599	43,377	38,051	0.52	0.42	6.56	5.29			3,553,627	52.97
	WEST		15,781,701	1,185,860	973,673	1.24	0.97	16.69	13.05			55,528,837	2,141.26
AVERAGE BY EXCHANGE													
	NYSE		38,673,304	2,930,406	2,303,455	1.25	1.05	16.68	14.03			148,459,364	5,349.40
	AMEX		735,705	58,862	56,493	0.77	0.72	9.22	8.67			4,101,429	93.71
	NASDAQ		1,292,717	134,163	109,985	0.94	0.88	9.25	8.63			10,800,204	211.09
	OTC		169,112	15,754	15,599	0.71	0.55	7.53	5.78			1,322,922	20.30
	Pink Sheets		789,768	67,191	67,109	0.88	0.87	12.67	11.16			742,455	79.68

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 4

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 5, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	13.120	14.000	10.470	2.10	10.61	6.07	46.12	0.00	NA	216.20	28.45	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	18.250	23.950	15.550	-4.95	-8.06	11.99	92.63	0.00	41.48	152.21	19.66	44.06
PBCT	People's Bank (MHC)	CT	NASDAQ	30.670	33.733	18.433	-1.00	4.44	12.34	113.76	1.10	16.23	248.54	26.97	45.94
CHFN	Charter Financial Corp (MHC)	GA	NASDAQ	31.580	41.000	29.360	-6.29	-8.60	13.44	54.96	1.05	NM	234.82	57.40	95.04
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	13.500	17.250	10.750	-11.47	-4.66	8.04	27.92	0.58	43.55	223.69	48.36	43.55
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	24.000	27.500	20.750	11.63	0.00	13.17	115.62	0.00	42.86	182.23	20.76	NA
FFFS	First Fed Finl Srvcs (MHC)	IL	NASDAQ	12.750	13.500	11.000	5.81	NA	NA	NA	0.00	NA	NA	NA	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	14.990	20.000	13.200	7.07	-5.13	9.86	136.18	0.30	44.09	152.01	11.01	46.93
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	19.000	29.750	18.000	5.56	-26.92	10.03	103.38	0.50	32.20	189.45	18.38	32.20
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	31.550	39.577	28.210	5.87	-1.56	13.37	114.20	2.81	NM	235.98	26.93	87.64
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	19.500	23.250	15.600	-1.27	-6.02	13.34	79.71	0.24	24.38	146.15	24.46	24.38
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	26.000	32.400	22.000	-3.70	-3.53	15.55	187.23	0.00	23.21	167.20	13.63	22.28
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	28.700	38.000	28.400	-1.03	-19.38	17.55	165.60	0.20	40.42	163.49	17.33	42.43
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	20.040	25.500	16.810	-0.30	-7.09	12.20	82.61	0.25	35.79	164.26	24.26	41.24
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	14.090	22.680	13.150	-0.91	-17.84	7.77	123.88	0.50	NM	181.39	11.37	184.04
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	16.000	25.000	15.600	-9.86	-20.00	13.22	136.88	0.43	23.89	121.02	11.69	29.25
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	22.950	30.500	19.050	-4.57	-18.04	14.93	150.87	0.80	43.30	153.74	15.21	54.12
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	32.750	45.000	25.400	1.39	-9.66	19.82	167.45	0.66	18.62	165.27	19.56	19.26
ASFE	AF Financial Group (MHC)	NC	OTC BB	17.500	23.000	16.300	6.06	-12.28	11.81	192.77	0.20	NM	148.20	9.08	NM
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	19.150	26.500	17.500	-5.94	-20.21	13.79	78.21	0.56	21.52	138.69	24.49	20.59
MNCK	Monadnock Community Bncp (MHC)	NH	OTC BB	7.450	8.550	7.400	-9.15	NA	NA	NA	0.00	NA	NA	NA	NA
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	14.750	20.000	12.500	-2.32	-5.51	6.97	71.06	0.00	NA	211.73	20.76	NA
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	11.370	14.250	11.260	-5.17	-5.41	6.55	24.31	0.06	NA	173.66	46.76	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	33.750	40.380	26.650	2.24	-1.28	7.19	99.76	0.66	28.85	469.40	32.36	30.35
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	34.250	40.500	22.000	0.74	-11.61	17.39	211.27	0.00	28.07	196.95	16.21	28.07
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	12.440	13.750	10.000	-2.06	5.98	6.13	36.22	0.00	NA	203.05	34.35	NA
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	40.610	45.000	28.000	2.02	-9.31	21.80	120.53	0.72	NM	187.22	33.86	77.00
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	10.250	16.000	9.250	-5.09	2.40	6.77	60.78	0.00	NA	151.37	16.86	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	12.350	14.000	10.350	2.92	2.15	7.80	42.03	0.26	33.38	158.28	29.39	39.78
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	32.870	36.000	22.250	1.55	12.66	14.76	138.53	0.82	23.17	221.34	23.20	23.19
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.040	17.650	8.735	7.92	-12.45	6.52	57.53	0.38	26.31	169.33	19.19	31.83
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	15.500	20.999	14.770	0.00	-12.68	8.88	123.49	0.40	26.72	174.55	12.84	30.19

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 5, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	29.000	36.000	23.090	-6.45	-9.38	8.40	62.69	0.45	NM	345.24	46.26	68.14
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.050	13.750	10.170	3.76	0.45	7.72	28.11	0.10	NA	143.10	39.32	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	10.500	12.350	10.500	-0.94	-6.67	5.96	39.01	0.05	NA	175.13	26.91	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	30.000	34.500	21.750	-4.76	-9.09	16.10	68.11	1.25	46.88	186.34	44.06	51.72
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	28.000	40.500	22.350	-1.47	-12.45	10.43	110.41	0.36	39.44	268.52	25.36	42.42
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	20.810	26.870	16.060	-9.13	-3.34	10.42	120.49	0.42	20.01	199.71	17.28	21.50
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	12.000	14.000	11.500	-14.29	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	12.000	13.500	11.250	0.00	0.00	6.37	50.06	0.05	NA	188.37	23.96	NA
GFCJ	Guaranty Financial MHC	WI	Pink Sheet	133.100	170.000	88.250	-12.43	-19.33	NA	NA	0.48	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			23.150	29.279	18.825	-1.41	-6.89	11.15	98.23	0.41	31.59	194.64	25.35	47.30
	MEDIAN			19.000	25.000	16.060	-1.00	-6.67	10.43	99.76	0.30	28.85	181.39	23.96	41.24
	HIGH			133.100	170.000	88.250	11.63	12.66	21.80	211.27	2.81	46.88	469.40	57.40	184.04
	LOW			7.450	8.550	7.400	-14.29	-26.92	5.96	24.31	0.00	16.23	121.02	9.08	19.26

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSU		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Numb Shar Outs
CHEV	Cheviot Financial (MHC)	OH	278,769	76,593	76,593	0.42	0.78	2.21	4.08	01/06/04	NASDAQ	9,91
OFFO	Osage Federal Financial (MHC)	OK	89,000	13,600	13,600	0.45	0.45	4.03	4.03	04/01/04	OTC BB	2,2t
EKFC	Eureka Financial Corp (MHC)	PA	83,536	19,752	19,752	0.90	0.90	3.83	3.83	01/07/99	OTC BB	1,2
ALLB	Greater Delaware Valley (MHC)	PA	379,949	35,885	35,885	0.60	0.60	6.43	6.43	03/03/95	NASDAQ	3,44
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,778,823	499,979	357,981	0.88	0.82	10.66	9.93	11/07/94	NASDAQ	47,9
FSGB	First Federal of SC FSB (MHC)	SC	97,569	9,283	9,283	0.65	NA	6.91	NA	11/14/94	Pink Sheet	
CZWI	Citizens Community Bncp (MHC)	WI	152,331	19,377	NA	NA	NA	NA	NA	03/30/04	OTC BB	3,04
GFCJ	Guaranty Financial MHC	WI	1,873,492	155,138	153,961	1.71	NA	22.48	NA	06/21/93	Pink Sheet	
ALL MUTUAL HOLDING COMPANIES												
	AVERAGE		1,354,063	134,318	132,578	1.05	0.73	10.83	7.57			15,0
	MEDIAN		258,273	25,307	25,307	0.60	0.60	4.64	4.25			2,282,1
	HIGH		18,671,335	1,287,302	1,287,302	1.71	1.23	22.48	15.20			187,1
	LOW		44,802	2,527	2,527	-0.16	-0.17	-2.50	-2.52			42

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 5

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 5, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	670,969	88,288	88,288	NA	NA	NA	NA	03/31/04	NASDAQ	14,548,500	190.88
NEBS	New England Bancshares (MHC)	CT	209,614	27,076	NA	0.45	0.42	3.48	3.27	06/04/02	OTC BB	2,258,000	41.21
PBCT	People's Bank (MHC)	CT	10,659,500	1,156,600	1,045,000	1.56	0.55	18.92	5.94	07/06/88	NASDAQ	93,700,000	2,873.78
CHFN	Charter Financial Corp. (MHC)	GA	1,067,732	261,012	255,014	0.75	0.62	3.18	2.64	10/17/01	NASDAQ	19,428,474	613.16
WCFB	Webster City Fed Bncp (MHC)	IA	105,318	22,767	22,657	1.11	1.11	5.18	5.18	08/15/94	NASDAQ	3,772,372	50.93
AJSB	AJS Bancorp Inc (MHC)	IL	259,273	29,532	29,532	0.54	NA	4.03	NA	12/27/01	OTC BB	2,242,439	53.82
FFFS	First Fed Finl Srvcs (MHC)	IL	123,173	19,243	19,243	NA	NA	NA	NA	06/29/04	NASDAQ	NA	49.98
JXSB	Jacksonville Bancorp (MHC)	IL	265,795	19,246	16,200	0.26	0.25	3.48	3.26	04/21/95	NASDAQ	1,951,743	29.26
MSVB	Mid-Southern Savings Bank(MHC)	IN	150,872	14,636	14,636	0.60	0.60	6.07	6.07	04/09/98	OTC BB	1,459,356	27.76
CFFN	Capitol Federal Finl (MHC)	KS	8,447,353	963,987	963,987	0.31	0.31	2.75	2.75	04/01/99	NASDAQ	73,989,701	2,333.82
MDNB	Minden Bancorp Inc (MHC)	LA	108,365	18,138	18,138	1.19	1.19	6.52	6.52	07/02/02	OTC BB	1,359,450	26.51
SERC	Service Bancorp Inc. (MHC)	MA	310,500	25,307	25,307	0.66	0.65	8.21	8.05	10/08/98	OTC BB	1,658,379	43.23
WFSM	Westborough Finl Services(MHC)	MA	263,230	27,904	27,904	0.45	0.42	3.94	3.75	02/16/00	OTC BB	1,589,574	45.62
WFD	Westfield Financial Inc. (MHC)	MA	789,509	116,593	116,593	0.71	0.62	4.64	4.03	12/28/01	AMEX	9,557,000	191.52
BCSB	BCSB Bankcorp Inc. (MHC)	MD	730,777	45,823	43,135	0.07	0.06	1.01	0.84	07/08/98	NASDAQ	5,899,093	83.12
ALPN	Alpena Bancshares Inc. (MHC)	MI	227,052	21,930	18,156	0.49	0.40	5.06	4.13	11/07/94	OTC BB	1,658,780	26.54
LBTM	Liberty Savings Bank (MHC)	MO	203,839	20,169	20,169	0.36	0.29	3.50	2.79	08/23/93	OTC BB	1,351,076	31.01
EBMT	Eagle Bancorp (MHC)	MT	203,013	24,025	24,025	1.01	0.99	8.66	8.46	04/05/00	OTC BB	1,212,372	39.71
ASFE	AF Financial Group (MHC)	NC	202,376	12,397	10,721	-0.16	-0.17	-2.50	-2.52	10/07/96	OTC BB	1,049,838	18.37
WAKE	Wake Forest Bancshares (MHC)	NC	89,568	15,791	15,791	1.23	1.23	6.86	6.86	04/03/96	OTC BB	1,145,296	21.97
MNCK	Monadnock Community Bncp (MHC)	NH	44,802	2,527	2,527	NA	NA	NA	NA	06/29/04	OTC BB	NA	7.37
ASBH	ASB Holding Co (MHC)	NJ	394,728	38,695	38,695	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	81.93
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	742,308	199,907	199,907	0.57	0.57	4.37	4.37	03/04/04	NASDAQ	30,530,470	347.13
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	18,671,335	1,287,302	1,287,302	1.28	1.22	15.99	15.20	07/13/99	NASDAQ	187,158,831	6,316.54
ROEB	Roebling Financial Corp. (MHC)	NJ	89,696	7,400	7,400	0.58	0.58	7.04	7.04	10/02/97	OTC BB	425,500	14.57
WAWL	Wawel Savings Bank (MHC)	NJ	76,183	12,887	12,887	NA	NA	NA	NA	04/01/04	OTC BB	2,103,473	26.17
ALMG	Alamogordo Finl Corp. (MHC)	NM	156,678	28,334	28,334	0.43	0.43	2.44	2.44	05/16/00	OTC BB	1,299,881	53.35
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	140,663	15,672	15,672	0.06	0.06	0.82	0.82	10/21/03	OTC BB	2,314,375	23.72
GOV	Gouverneur Bancorp (MHC)	NY	95,812	17,806	17,806	0.83	0.78	4.28	4.03	03/23/99	AMEX	2,282,109	28.20
GCBC	Greene County Bncp Inc. (MHC)	NY	284,579	29,826	29,826	1.08	1.08	9.98	9.97	12/30/98	NASDAQ	2,054,203	67.11
ONFC	Oneida Financial Corp. (MHC)	NY	430,766	48,822	35,495	0.70	0.62	5.95	5.28	12/30/98	NASDAQ	7,488,000	82.67
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	302,316	22,236	17,602	0.52	0.44	6.91	5.80	11/16/95	NASDAQ	2,448,132	37.96
ROME	Rome Bancorp Inc. (MHC)	NY	265,315	35,551	35,551	0.57	0.72	4.09	5.14	10/06/99	NASDAQ	4,232,000	122.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 6

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	NAUGATUCK VALLEY FINANCIAL CORPORATION	**Naugatuck**	**CT**	**5**	**-**	**-**	**253,653**	**245,359**	**189,833**	**281**	**198,923**	**21,577**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	NASDAQ	04/01/96	154,364	135,872	123,944	0	113,812	12,835
ALFC	Atlantic Liberty Financial Corp	Brooklyn	NY	2	NASDAQ	10/23/02	182,709	148,877	117,348	0	110,083	26,431
EFC	EFC Bancorp, Inc	Elgin	IL	8	AMEX	04/07/98	950,863	855,818	760,853	0	640,859	79,722
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	7	NASDAQ	04/07/99	236,746	208,002	143,666	2,044	159,065	30,572
LNCB	Lincoln Bancorp	Plainfield	IN	16	NASDAQ	12/30/98	581,170	536,432	427,664	2,151	317,625	80,554
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	02/03/95	342,713	314,248	304,573	0	242,208	28,904
MFSF	MutualFirst Financial, Inc	Muncie	IN	17	NASDAQ	12/30/99	818,408	729,126	699,685	901	570,635	92,231
PFED	Park Bancorp, Inc	Chicago	IL	3	NASDAQ	08/12/96	270,785	241,368	167,792	0	170,158	29,873
WAYN	Wayne Savings Bancshares, Inc	Wooster	OH	12	NASDAQ	06/25/93	369,007	299,251	205,443	0	291,830	43,561
WRO	Woronoco Bancorp, Inc.	Westfield	MA	9	AMEX	03/19/99	882,065	770,633	579,767	1,810	447,175	78,712
	Average			8.2			478,883	423,963	353,074	691	306,345	50,340
	Median			7.5			355,860	306,750	255,008	0	267,019	37,067
	High			17.0			950,863	855,818	760,853	2,151	640,859	92,231
	Low			2.0			154,364	135,872	117,348	0	110,083	12,835

EXHIBIT 7

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE					
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20 00	12.31	23.10	12.50	25.00
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20 00	12.03	20.30	12.05	20.50
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17 10	71.00	16.85	68 50
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54 38	12.85	60 63
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16 10	61.00
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68 20	16.97	69.70
		2003	**AVERAGE**			**46.82**		**47.17**		**47.54**
			MEDIAN			**58.50**		**54.79**		**56.07**
			HIGH			**69.90**		**71.00**		**69.70**
			LOW			**15.10**		**20.00**		**20.50**
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	03/04/04	10.00	12.25	22.50	13 75	37.50	13.29	32 90
CZWI	Citizens Community Bncp (MHC)	WI	03/30/04	10.00	12.37	23 70	13.25	32.50	11.75	17.50
KFED	K-Fed Bancorp (MHC)	CA	03/31/04	10.00	13.49	34.90	13.00	30.00	11.51	15.10
OFFO	Osage Federal Financial (MHC)	OK	04/01/04	10.00	12.00	20.00	12.25	22.50	10 95	9.50
WAWL	Wawel Savings Bank (MHC)	NJ	04/01/04	10.00	12.95	29.50	12.50	25.00	11.25	12 50
NABC	NewAlliance Bancshares Inc.	CT	04/02/04	10.00	15.17	51.70	14.53	45.30	13.65	36.50
SEFL	SE Financial Corp.	PA	05/06/04	10.00	9.95	(0.50)	9.90	(1.00)	9 40	(6.00)
FFFS	First Fed Finl Srvcs (MHC)	IL	06/29/04	10.00	11 40	14.00	11.95	19.50	13.50	35.00
MNCK	Monadnock Community Bncp (MHC)	NH	06/29/04	8.00	8.30	3.75	8.20	2.50	7.75	(3.13)
TDCB	Third Century Bancorp	IN	06/30/04	10.00	11.32	13.20	11 15	11.50	11.25	12.50
		2004	**AVERAGE**			**22.36**		**23.64**		**17.76**
			MEDIAN			**22.50**		**25.00**		**15.10**
			HIGH			**51.70**		**45.30**		**36.50**
			LOW			**(0.50)**		**(1.00)**		**(6.00)**

EXHIBIT 8

KELLER & COMPANY
Dublin, Ohio
614-766-1426

NAUGATUCK VALLEY
VALUATION RATIOS

May 21, 2004

SNL Thrift Index	1,468.14
DJIA	9,966.74
S & P 500	1,093.56

	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book Value (%)	Price/ Assets (%)
All U.S. thrifts	18.76	23.31	146.90	14.70
NASDAQ traded thrifts	19.60	22.23	150.40	15.42
Comparable group	17.37	17.78	120.40	13.65

August 5, 2004

SNL Thrift Index	1,419.58
% change	(3.31)%
DJIA	9,880.00
% change	(0.87)%
S & P 500	1,080.70
% change	(1.18)%

	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book Value (%)	Price/ Assets (%)
All U.S. thrifts	18.55	21.62	147.87	14.32
% change	(1.12)	(7.25)	0.66	(2.59)
NASDAQ traded thrifts	19.53	23.47	151.09	15.13
% change	(0.36)	5.58	0.46	(1.88)
Comparable group	18.58	18.73	124.33	13.38
% change	6.97	5.34	3.26	(1.98)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 9

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of August 5, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	CORE ROAA (%)	CORE ROAE (%)
NAUGATUCK VALLEY FINANCIAL CORP.															
Value - midpoint	**57.50**	**10.00**	**0.32**	**13.09**	**31.11**	**77.59**	**18.83**	**76.74**	**31.89**	**0.00**	**0.00**	**0.00**	**24.52**	**0.59**	**2.42**
Minimum of range	48.88	10.00	0.38	13.73	26.90	73.89	16.35	73.18	27.53	0.00	0.00	0.00	22.46	0.60	2.67
Maximum of range	66.13	10.00	0.29	12.61	35.30	80.55	20.99	79.59	36.11	0.00	0.00	0.00	26.48	0.59	2.22
Superrange maximum	76.04	10.00	0.25	12.21	39.90	83.30	23.44	82.23	40.80	0.00	0.00	0.00	28.61	0.58	2.04
ALL THRIFTS (233)															
Average	489.47	21.67	1.26	15.76	18.55	147.87	14.32	162.42	21.62	0.45	1.99	41.89	8.30	1.00	12.32
Median	56.35	19.67	1.20	14.65	15.83	134.23	13.51	145.80	16.64	0.40	2.05	34.17	9.08	0.75	7.94
CONNECTICUT THRIFTS (2)															
Average	845.56	20.65	1.85	12.47	14.86	164.93	20.24	216.56	16.80	0.34	1.82	34.59	20.44	0.20	1.20
Median	845.56	20.65	1.85	12.47	14.86	164.93	20.24	216.56	16.80	0.34	1.82	34.59	14.62	0.58	7.61
COMPARABLE GROUP (10)															
Average	67.02	22.72	1.33	18.41	18.58	124.33	13.38	125.88	18.73	0.50	2.34	64.26	10.94	0.77	7.01
Median	48.20	21.16	1.24	18.41	18.48	118.05	13.61	118.64	19.03	0.54	2.35	34.16	11.15	0.73	7.28
COMPARABLE GROUP															
AMFC AMB Financial Corp	15.60	16.00	1.00	13.16	16.00	121.58	10.11	121.58	17.24	0.23	1.50	23.00	8.31	0.63	7.47
ALFC Atlantic Liberty Financial	30.60	18.20	0.89	15.72	20.45	115.76	16.75	115.76	20.45	0.23	1.54	25.84	14.47	0.89	5.42
EFC EFC Bancorp Inc.	120.50	25.90	1.57	17.13	16.50	151.20	12.68	151.20	17.61	0.60	2.36	37.90	8.38	0.73	8.40
FBEI First Bancorp of Indiana Inc	32.35	19.90	0.89	18.83	22.96	105.71	13.65	113.28	23.03	0.58	2.91	287.50	12.91	0.68	4.61
LNCB Lincoln Bancorp	99.79	18.75	0.83	18.18	22.59	103.14	14.30	105.96	21.96	0.51	2.77	61.45	13.86	0.60	4.38
LSBI LSB Financial Corp	31.42	23.05	2.17	21.54	10.62	107.01	9.03	107.01	10.65	0.57	2.60	26.04	8.43	0.92	10.88
MFSF MutualFirst Financial Inc.	110.98	22.42	1.48	18.63	15.15	120.33	13.56	121.51	15.23	0.45	2.14	30.41	11.27	0.96	8.29
PFED Park Bancorp Inc.	35.37	30.75	2.21	27.95	13.91	110.02	12.14	110.02	15.41	0.63	2.34	28.51	11.03	0.85	7.41
WAYN Wayne Savings Bancshares	61.02	16.08	0.72	11.48	24.74	140.08	16.54	140.08	22.42	0.48	2.59	73.85	11.80	0.73	6.07
WRO Woronoco Bancorp Inc.	132.59	36.10	1.58	21.43	22.85	168.46	15.03	172.42	23.29	0.76	2.22	48.10	8.92	0.69	7.14

EXHIBIT 10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Naugatuck Valley Savings Bank/Naugatuck Valley Financial Corp.
Stock Prices as of August 5, 2004

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		31.11	18.58	18.48	18.55	15.83
Post conv. price to book value	P/B		77.59%	124.33%	118.05%	147.87%	134.23%
Post conv price to assets	P/A		18.83%	13.38%	13.81%	14.32%	13.51%
Post conv. price to core earnings	P/CE		31.89	18.73	19.03	21.62	16.64
Pre conversion earnings ($)	Y	$	1,663,000	For the twelve months ended June 30, 2004			
Pre conversion book value ($)	B	$	21,577,000	At June 30, 2004			
Pre conversion assets ($)	A	$	253,653,000	At June 30, 2004			
Pre conversion core earnings ($)	CY	$	1,621,000	For the twelve months ended June 30, 2004			
Conversion expense (%)	X		1.43%				
Fixed asset allocation (%)	FA		0.00%				
ESOP stock purchase (%)	E		3.92%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount (%)	M		1.96%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		0.83%				
Investment rate of return, pretax (%)			1.25%				
Foundation (%)	FDN		2.00%				
Tax benefit ($)	BEN	$	391,000				

Formulae to indicate value after conversion:

1. P/E method: $$\text{Value} = \frac{P/E*Y}{1-P/E*((1-X-E-M-FDN-FA)*R-(1-TAX)*E/T-(1-TAX)*MN))} = \$\ 57{,}402{,}395$$

2. P/B method: $$\text{Value} = \frac{P/B*(B+BEN)}{1-P/B*(1-X-E-M-FDN)} = \$\ 57{,}516{,}771$$

3. P/A method: $$\text{Value} = \frac{P/A*A}{1-P/A*(1-X-E-M-FDN)} = \$\ 57{,}583{,}650$$

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Issued to Public and MHC	Price Per Share	Total Value Net of Foundation	Shares Issued to Foundation	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**5,635,000**	**$10.00**	**$56,350,000**	**115,000**	**5,750,000**	**$57,500,000**
Minimum - 85% of midrange	4,789,750	$10.00	$47,897,500	97,750	4,887,500	$48,875,000
Maximum - 115% of midrange	6,480,250	$10.00	$64,802,500	132,250	6,612,500	$66,125,000
Superrange - 115% of maximum	7,452,288	$10.00	$74,522,880	152,087	7,604,375	$76,043,750

EXHIBIT 11

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Naugatuck Valley Savings Bank/Naugatuck Valley Financial Corp.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value [1]	$	21,016,250
Less: Estimated conversion expenses		791,000
Net conversion proceeds	$	20,225,250

2. Generation of Additional Income

Net conversion proceeds	$	20,225,250
Less: Proceeds not invested [2]		1,915,900
Total conversion proceeds invested	$	18,309,350
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	151,052
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		84,300
Less: RRP expense, net of taxes		126,449
Net earnings increase	$	-59,697

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,663,000	1,621,000
Net earnings increase		-59,697	-59,697
After conversion	$	1,603,303	1,561,303

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/04	$	21,577,000	21,246,000
Net cash conversion proceeds [4]		17,683,750	17,683,750
After conversion	$	39,260,750	38,929,750

5. Comparative Net Assets

Before conversion - 06/30/04	$	253,653,000
Conversion proceeds [5]		17,351,400
After conversion	$	271,004,400

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Naugatuck Valley Savings Bank/Naugatuck Valley Financial Corp.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value [1]	$	24,725,000
Less. Estimated conversion expenses		823,000
Net conversion proceeds	$	23,902,000

2. Generation of Additional Income

Net conversion proceeds	$	23,902,000
Less: Proceeds not invested [2]		2,254,000
Total conversion proceeds invested	$	21,648,000
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	178,596
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		99,176
Less: RRP expense, net of taxes		148,764
Net earnings increase	$	-69,344

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,663,000	1,621,000
Net earnings increase		-69,344	-69,344
After conversion	$	1,593,656	1,551,656

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/04	$	21,577,000	21,246,000
Conversion proceeds [4]		20,912,000	20,912,000
After conversion	$	42,489,000	42,158,000

5. Comparative Net Assets

Before conversion - 06/30/04	$	253,653,000
Conversion proceeds [5]		20,521,000
After conversion	$	274,174,000

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Naugatuck Valley Savings Bank/Naugatuck Valley Financial Corp.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value [(1)]	$	28,433,750
Less: Estimated conversion expenses		854,000
Net conversion proceeds	$	27,579,750

2. Generation of Additional Income

Net conversion proceeds	$	27,579,750
Less: Proceeds not invested [(2)]		2,592,100
Total conversion proceeds invested	$	24,987,650
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	206,148
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		114,052
Less: RRP expense, net of taxes		171,079
Net earnings increase	$	-78,983

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,663,000	1,621,000
Net earnings increase		-78,983	-78,983
After conversion	$	1,584,017	1,542,017

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 06/30/04	$	21,577,000	21,246,000
Conversion proceeds [(4)]		24,141,250	24,141,250
After conversion	$	45,718,250	45,387,250

5. Comparative Net Assets

Before conversion - 06/30/04	$	253,653,000
Conversion proceeds [(5)]		23,691,600
After conversion	$	277,344,600

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 14

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Naugatuck Valley Savings Bank/Naugatuck Valley Financial Corp.
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Superrange market value [1]	$	32,698,813
Less: Estimated conversion expenses		855,000
Net conversion proceeds	$	31,843,813

2. Generation of Additional Income

Net conversion proceeds	$	31,843,813
Less: Proceeds not invested [2]		2,980,915
Total conversion proceeds invested	$	28,862,898
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	238,119
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		131,160
Less: RRP expense, net of taxes		196,740
Net earnings increase	$	-89,782

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/04	$	1,663,000	1,621,000
Net earnings increase		-89,782	-89,782
After conversion	$	1,573,218	1,531,218

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/04	$	21,577,000	21,246,000
Conversion proceeds [4]		27,889,538	27,889,538
After conversion	$	49,466,538	49,135,538

5. Comparative Net Assets

Before conversion - 06/30/04	$	253,653,000
Conversion proceeds [5]		27,372,440
After conversion	$	281,025,440

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Naugatuck Valley	Premium or (discount) from comparable group. Average	Median
Midpoint:			
Price/earnings	31.11 x	67.48%	68.41%
Price/book value	77.59 %	(37.59)%	(34.27)%
Price/assets	18.83 %	40.71%	38.37%
Price/tangible book value	76.74 %	(39.04)%	(35.32)%
Price/core earnings	31.89 x	70.25%	67.56%
Minimum of range:			
Price/earnings	26.90 x	44.76%	45.58%
Price/book value	73.89 %	(40.57)%	(37.40)%
Price/assets	16.35 %	22.23%	20.20%
Price/tangible book value	73.18 %	(41.87)%	(38.32)%
Price/core earnings	27.53 x	47.01%	44.68%
Maximum of range:			
Price/earnings	35.30 x	90.01%	91.05%
Price/book value	80.55 %	(35.21)%	(31.76)%
Price/assets	20.99 %	56.89%	54.28%
Price/tangible book value	79.59 %	(36.77)%	(32.91)%
Price/core earnings	36.11 x	92.79%	89.74%
Super maximum of range:			
Price/earnings	39.90 x	114.77%	115.95%
Price/book value	83.30 %	(33.00)%	(29.43)%
Price/assets	23.44 %	75.23%	72.32%
Price/tangible book value	82.23 %	(34.68)%	(30.69)%
Price/core earnings	40.80 x	117.83%	114.38%